EXHIBIT 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) of ARC Resources Ltd. (“ARC” or the “Company”) is Management’s analysis of the financial performance and significant trends or external factors that may affect future performance. It is dated February 8, 2017 and should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2016 (the "financial statements"), and the MD&A and unaudited condensed interim consolidated financial statements for the periods ended March 31, 2016, June 30, 2016 and September 30, 2016, as well as ARC’s Annual Information Form ("AIF") that is filed on SEDAR at www.sedar.com. All financial information is reported in Canadian dollars and all per share information is based on diluted weighted average common shares, unless otherwise noted.
This MD&A contains non-GAAP measures and forward-looking statements. Readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under the headings “Non-GAAP Measures,” “Forward-looking Information and Statements,” and "Glossary" included at the end of this MD&A.
ABOUT ARC RESOURCES LTD.
ARC is a dividend-paying Canadian crude oil and natural gas company headquartered in Calgary, Alberta. ARC’s activities relate to the exploration, development and production of conventional crude oil and natural gas in Canada with an emphasis on the development of properties with a large volume of hydrocarbons in place commonly referred to as “resource plays.”
ARC’s vision is to be a leading energy producer, focused on delivering results through its strategy of risk-managed value creation. ARC is committed to providing superior long-term financial returns for its shareholders, creating a culture where respect for the individual is paramount and action and passion are rewarded. ARC runs its business in a manner that protects the safety of employees, communities and the environment. ARC’s vision is realized through the four pillars of its strategy:

(1)
High-quality, long-life assets – ARC’s unique suite of assets includes primarily Montney and Cardium assets. ARC’s Montney assets consist of world-class resource play properties, concentrated in northeast British Columbia and northern Alberta. The Montney assets provide substantial growth opportunities, which ARC will pursue to create value through long-term profitable development. Other assets are located in Alberta and include core assets in the Cardium formation in the Pembina area of Alberta. These assets deliver stable production and contribute cash to fund future development and support ARC's dividend.

(2)
Operational excellence – ARC is focused on capital discipline and cost management to extract the maximum return on its investments while operating in a safe and environmentally responsible manner. Production from individual crude oil and natural gas wells naturally declines over time. In any one year, ARC approves a budget to drill new wells with the intent to first replace production declines and second to potentially increase production volumes. At times, ARC may also acquire strategic producing or undeveloped properties to enhance current production and reserves or to provide potential future drilling locations. Alternatively, it may strategically dispose of non-core assets that no longer meet its investment criteria.

(3)
Financial flexibility – ARC provides returns to shareholders through a combination of a monthly dividend, currently $0.05 per share per month, and the potential for capital appreciation. ARC’s long-term goal is to fund dividend payments and capital expenditures necessary for the replacement of production declines using funds from operations(1). ARC will finance value-creating growth activities through a combination of sources including funds from operations, proceeds from property dispositions, debt capacity, and when appropriate, equity issuance. ARC chooses to maintain prudent debt levels, targeting its net debt to be one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization over the long term(1).

(4)
Top talent and strong leadership culture – ARC is committed to the attraction, retention and development of the best and brightest people in the industry. ARC’s employees conduct business every day in a culture of trust, respect, integrity and accountability. Building leadership talent at all levels of the organization is a key focus. ARC is also committed to corporate leadership through community investment, environmental reporting practices and open communication with all stakeholders. As of February 8, 2017, ARC had 456 employees with 250 professional, technical and support staff in the Calgary office, and 206 individuals located across ARC’s operating areas in western Canada.

(1)
Refer to Note 15 "Capital Management" in the financial statements and to the sections entitled "Funds from Operations" and "Capitalization, Financial Resources and Liquidity" contained within this MD&A.

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Total Return to Shareholders
ARC's business plan has resulted in significant operational success and helped mitigate the headwinds of a challenging commodity price environment, resulting in returns that are on par with the Standard & Poor's ("S&P")/Toronto Stock Exchange ("TSX") Exploration & Producers Index (Table 1). Total return includes both capital appreciation and dividend payments and represents the sum of the change in the market price of the common shares or the index in the period assuming dividends are reinvested in the security or the index. Total return is not a standardized measure and therefore may not be comparable with the calculation of similar measures for other entities. This measure is used to assist Management and investors in evaluating the Company's performance and rate of return on a per share basis, to facilitate comparison over time and to its peers.

Table 1

Total Returns (1)	Trailing One Year	Trailing Three Year	Trailing Five Year
Dividends per share outstanding ($)	0.65	3.05	5.45
Capital appreciation (depreciation) per share outstanding ($)	6.41	(6.46)	(1.99)
Total return per share outstanding (%)	42.7	(11.0)	15.4
Annualized total return per share outstanding (%)	42.7	(3.8)	2.9
S&P/TSX Exploration & Producers Index annualized total return (%)	55.8	(6.3)	(3.6)

(1)	Calculated as at December 31, 2016.
Since 2012, ARC’s production has grown by 25,125 boe per day, or 27 per cent, while its proved plus probable reserves have grown by 129.7 MMboe, or 21 per cent. Table 2 highlights ARC’s production and reserves for the last five years:
Table 2

	2016	2015	2014	2013	2012
Production (boe/d) (1)	118,671	114,167	112,387	96,087	93,546
Daily production per thousand shares (2)	0.34	0.34	0.35	0.31	0.31
Proved plus probable reserves (MMboe) (3)(4)	736.7	686.9	672.7	633.9	607.0
Proved plus probable reserves per share (boe)	2.1	2.0	2.1	2.0	2.0

(1)	Reported production amount is based on company interest before royalty burdens.

(2)	Daily production per thousand shares represents annual average daily production divided by the diluted weighted average common shares for the respective years ending December 31.

(3)	As determined by ARC’s independent reserve evaluator with an effective date of December 31 for the years shown in accordance with the COGE Handbook.

(4)
Company gross reserves are the gross interest reserves before deduction of royalties and without including any royalty interests. For more information, see ARC’s AIF as filed on SEDAR at www.sedar.com and the news release entitled “ARC Resources Ltd. Replaces 260 Per Cent of Produced Reserves Through Development Activities in 2016” dated February 8, 2017.

Exhibit 1

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Exhibit 1a
Exhibit 1b

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ECONOMIC ENVIRONMENT
ARC’s 2016 financial and operating results were impacted by commodity prices and foreign exchange rates which are outlined in Table 3 below:
Table 3

	Three Months Ended			Year Ended
	December 31			December 31
Selected Benchmark Prices and Exchange Rates (1)	2016	2015	% Change	2016	2015	% Change
WTI crude oil (US$/bbl)	49.29	42.16	17	43.47	48.76	(11)
Mixed Sweet Stream Price at Edmonton (Cdn$/bbl)	61.61	52.93	16	53.34	57.20	(7)
NYMEX Henry Hub Last Day Settlement (US$/MMBtu)	2.98	2.27	31	2.46	2.66	(8)
Chicago Citygate Monthly Index (US$/MMBtu)	3.00	2.47	21	2.49	2.85	(13)
AECO 7A Monthly Index (Cdn$/Mcf)	2.81	2.65	6	2.09	2.77	(25)
Cdn$/US$ exchange rate	1.33	1.34	(1)	1.32	1.28	3

(1)
The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 13 in this MD&A. Prices and exchange rates presented above represent averages for the respective periods.

Global crude oil prices strengthened in the fourth quarter of 2016 as OPEC members agreed to a production cut mid-way through the quarter. The WTI benchmark price averaged 10 per cent higher than the third quarter of 2016 and 17 per cent higher than the fourth quarter of 2015. Stronger pricing was further supported by non-OPEC countries, including Russia, Kazakhstan and Oman, also agreeing to cut back their production levels. This is expected to help stabilize the global supply/demand imbalance and draw down global inventories. ARC’s crude oil price is primarily referenced to the mixed sweet crude stream price at Edmonton, which increased 12 per cent in the fourth quarter of 2016 compared to the third quarter of 2016, and increased 16 per cent relative to the fourth quarter of 2015. The differential between WTI and the mixed sweet crude stream price at Edmonton widened slightly to average a discount of US$3.11 in the fourth quarter of 2016, five per cent more than the third quarter of 2016 and 23 per cent more than the fourth quarter of 2015.
Exhibit 2
US natural gas prices, referenced by the average NYMEX Henry Hub Last Day Settlement price, increased six per cent relative to the third quarter of 2016 and increased 31 per cent relative to the fourth quarter of 2015. The increase in pricing was largely weather-related, with colder-than-normal winter temperatures experienced in the period. Natural gas prices were further supported by continued LNG exports off of the Gulf of Mexico and strong exports to Mexico. ARC's realized natural gas price is diversified to multiple sales points including AECO and Chicago hubs. The AECO hub price increased 28 per cent in the fourth quarter of 2016 relative to the third quarter of 2016 and increased six per cent relative to the fourth quarter 2015. AECO continues to trade at a significant discount to Henry Hub due to oversupply in the

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Western Canadian Sedimentary Basin. Despite strong local demand, marginal export pipeline economics are resulting in wide AECO basis differentials.
Exhibit 2a

The Canadian dollar remained range-bound relative to the US dollar during the fourth quarter of 2016, averaging Cdn$/US$1.33 (US$/Cdn$0.75). The mild weakening in the Canadian dollar relative to the US dollar in the fourth quarter of 2016 compared to the third quarter of 2016 was affected by an increase in US interest rates during the period.

Exhibit 2b

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ANNUAL GUIDANCE AND FINANCIAL HIGHLIGHTS
The foundation of ARC's business strategy is risk-managed value creation. High-quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy. ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to profitable future growth.
ARC's Board of Directors has approved an increase to ARC's 2017 capital program to $750 million, from the $665 million previously announced. The increased budget will continue to focus on long-term value creation through the development of ARC's crude oil, liquids-rich gas and natural gas Montney assets. The planned budget includes the addition of 29 horizontal wells, focused on rigline optimization and pre-drilling of wells. The majority of these wells will be completed in 2018. ARC plans to drill 134 operated wells in 2017. The 2017 capital program will also advance strategic initiatives at Parkland/Tower and Attachie, and includes increased investment in the Lower Montney. ARC's 2017 capital program includes infrastructure spending for the Parkland/Tower gas processing and liquids-handling facility expansion expected to come on-stream in late 2018. Front-end engineering and design work will also be initiated for the Sunrise Phase II gas processing facility expansion, the newest sanctioned project for Montney growth, expected to come on-stream mid-year 2019. Full-year 2017 annual average production is expected to be in the range of 118,000 to 124,000 boe per day. With Dawson Phase III planned to come on-stream in late 2017, ARC anticipates its 2017 exit rate to be in excess of 130,000 boe per day.
Ongoing commodity price volatility may affect ARC's funds from operations and over the long term, profitability of capital programs. As continued volatility is expected, ARC will continue to take steps to mitigate these risks, including managing an active hedging program, focusing on capital and operating efficiencies, and protecting its strong financial position, with a net debt to funds from operations ratio of 0.6 times at year-end 2016. ARC will continue to screen projects for profitability in a disciplined manner and will adjust spending and the pace of development, if required, to ensure balance sheet strength is protected. The 2017 capital budget excludes land purchases and property acquisitions or dispositions. ARC will continue to consolidate its land position and grow its presence in key areas through land purchases and property acquisitions. ARC evaluates its asset portfolio on a continuous basis with a view to sell assets that do not meet ARC's investment guidelines. Through the normal course of business, acquisitions and dispositions may occur that would impact the expected production for the year.

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ARC's 2017 full-year guidance has been revised to incorporate increased 2017 capital spending of approximately $750 million. Full-year average production guidance has been revised downward to a range of 118,000 to 124,000 boe per day from the previously guided range of 128,000 to 133,000 boe per day, reflecting the impact of approximately 7,500 boe per day of crude oil and liquids production divested in the fourth quarter of 2016, as well as the 13 per cent increase in capital spending. Full-year guidance for operating expenses was lowered to a range of $6.30 to $6.70 per boe to reflect the revised production guidance and the continued focus on ARC's northeast British Columbia Montney assets, which have lower relative costs to operate. Full-year guidance for current income tax was increased to a range of five to 10 per cent of funds from operations, and relates primarily to increased commodity prices and reduced tax pools associated with property dispositions. Full-year guidance for weighted average shares outstanding has been revised to reflect the elimination of ARC's DRIP and SDP. All other 2017 per boe guidance estimates that have changed from the original guidance announced on November 10, 2016 reflect revised production guidance for 2017.
Table 4 is a summary of ARC’s 2017 and 2016 annual guidance and a review of 2016 actual results.
Table 4

	2017 Original Guidance	2017 Guidance	2016 Guidance (1)	2016 Actuals	% Variance from Guidance
Production
Crude oil (bbl/d)	33,000 - 36,000	25,000 - 28,000	32,000 - 34,000	31,510	(2)
Condensate (bbl/d)	4,900 - 5,300	5,000 - 5,500	3,400 - 3,800	3,626	—
Natural gas (MMcf/d)	510 - 520	505 - 515	470 - 480	475.6	—
NGLs (bbl/d)	4,500 - 4,900	4,000 - 4,500	4,100 - 4,500	4,274	—
Total (boe/d)	128,000 - 133,000	118,000 - 124,000	118,000 - 122,000	118,671	—
Expenses ($/boe)
Operating	6.80 - 7.20	6.30 - 6.70	6.90 - 7.20	6.65	(4)
Transportation	2.20 - 2.40	2.25 - 2.45	2.40 - 2.70	2.20	(8)
G&A expenses before share-based compensation plans	1.10 - 1.30	1.15 - 1.35	1.55 - 1.65	1.60	—
G&A - share-based compensation plans (2)	0.60 - 0.70	0.65 - 0.75	0.45 - 0.65	0.69	6
Interest	0.90 - 1.10	1.00 - 1.20	1.10 - 1.30	1.16	—
Current income tax (per cent of funds from operations) (3)	0 - 5	5 - 10	0 - 3	4	33
Capital expenditures before land purchases and net property acquisitions (dispositions) ($ millions)	665	750	450	453.4	1
Land purchases and net property acquisitions (dispositions) ($ millions)	N/A	N/A	N/A	(529.8)	N/A
Weighted average shares, diluted (millions)	355	353	351	351	—

(1)
Incorporates the impact of approximately 3,100 boe per day of light, high-netback crude oil production in Pembina acquired in the second, third, and fourth quarters of 2016 which resulted in an annual volume increase of approximately 1,400 boe per day of production.

(2)
Comprises expenses recognized under the Restricted Share Unit and Performance Share Unit Plan, Share Option Plan and Long-term Restricted Share Award Plan. In periods where substantial share price fluctuation occurs, ARC's G&A expenses are subject to greater volatility.

(3)	The current income tax estimates vary depending on the level of commodity prices.

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ARC's 2016 financial and operating results were largely in line with guidance. Production for the year ended December 31, 2016 fell within the guidance range; crude oil production was two per cent below the guidance range, while condensate, natural gas and NGLs production were within their respective guidance ranges. On a per boe basis, ARC's 2016 operating expenses were below the 2016 guidance range due to diligent cost control efforts undertaken by ARC's field operations teams and the disposition of properties with higher relative costs to operate. On a per boe basis, ARC's 2016 transportation expenses were below the 2016 guidance range due to increased pipeline connectivity and reduced trucking activity in the year. ARC's 2016 G&A expenses relating to share-based compensation plans were six per cent above the 2016 guidance range due primarily to the increase in ARC's share price and improved total return relative to its peers. ARC's 2016 current income taxes as a percentage of funds from operations were above the 2016 guidance range as a result of reduced tax pools associated with property dispositions.
Exhibit 3
2016 Production Guidance

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Exhibit 3a
2016 Expenses Guidance

The guidance information presented is intended to provide shareholders with information on Management’s expectations for results from operations. Readers are cautioned that the guidance may not be appropriate for other purposes.

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2016 FOURTH QUARTER FINANCIAL AND OPERATING RESULTS
Financial Highlights
Table 5

	Three Months Ended			Year Ended
	December 31			December 31
($ millions, except per share and volume data)	2016	2015	% Change	2016	2015	% Change
Net income (loss)	167.0	(55.0)	(404)	201.3	(342.7)	(159)
Net income (loss) per share	0.47	(0.16)	(394)	0.57	(1.01)	(156)
Funds from operations (1)	188.5	200.7	(6)	633.3	773.4	(18)
Funds from operations per share (1)	0.53	0.58	(9)	1.80	2.27	(21)
Dividends per share (2)	0.15	0.30	(50)	0.65	1.20	(46)
Average daily production (boe/d)	117,611	119,243	(1)	118,671	114,167	4

(1)	Refer to Note 15 "Capital Management" in the financial statements and to the section entitled "Funds from Operations" contained within this MD&A.

(2)	Dividends per share are based on the number of shares outstanding at each dividend record date.
Net Income (Loss)
In the fourth quarter of 2016, ARC recognized net income of $167.0 million (income of $0.47 per share), $222.0 million higher than ARC's fourth quarter of 2015 net loss of $55.0 million (loss of $0.16 per share). Netbacks in the fourth quarter of 2016 were higher by $35.3 million, primarily as a result of improved commodity prices. In the fourth quarter of 2015, ARC recorded an impairment charge of $131.3 million on its PP&E assets, while ARC recognized an impairment reversal of $68.4 million during the fourth quarter of 2016. ARC undertook some portfolio management activities in the fourth quarter of 2016 which resulted in the recognition of gains of $196.0 million. These gains were partially offset by losses on risk management contracts in the fourth quarter of 2016 compared to gains in the fourth quarter of 2015, as well as higher income tax expenses.

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Exhibit 4

(1)	Includes gain or loss on short-term investments, accretion of ARO, and interest and financing charges.
The greatest impact on net income in 2016 as compared to 2015 was the recognition of impairment charges of $469.6 million in 2015, while in 2016 ARC recognized impairment reversals of $68.3 million. Additionally, ARC's portfolio management activities throughout the year resulted in gains of $196.0 million and the value of the US dollar relative to the Canadian dollar weakened in 2016 as compared to 2015, resulting in a foreign exchange gain in 2016 compared to a loss in 2015. These increases were partially offset by reduced gains on risk management contracts, lower revenue net of royalties due to lower commodity prices, and an increase in income tax and G&A expenses.

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Exhibit 4a

(1)	Includes gain or loss on short-term investments, accretion of ARO, and interest and financing charges.

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Funds from Operations
ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund sustaining capital and future growth through capital investment and to repay debt. Management believes that such a measure provides an insightful assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring. Funds from operations is not a standardized measure and therefore may not be comparable with the calculation of similar measures for other entities.
ARC reports funds from operations in total and on a per share basis. Refer to Note 15 "Capital Management" in the financial statements. Table 6 is a reconciliation of ARC’s net income (loss) to funds from operations and cash flow from operating activities:
Table 6

	Three Months Ended		Year Ended
	December 31		December 31
($ millions)	2016	2015	2016	2015
Net income (loss)	167.0	(55.0)	201.3	(342.7)
Adjusted for the following non-cash items:
DD&A and impairment	47.3	263.0	431.5	1,065.4
Accretion of ARO	3.0	3.3	12.1	13.4
E&E expenses	—	—	1.7	46.9
Deferred tax expense (recovery)	43.5	3.2	16.0	(6.8)
Unrealized loss (gain) on risk management contracts	99.8	(41.6)	253.2	(152.0)
Unrealized loss (gain) on foreign exchange	23.1	34.9	(34.5)	178.5
Gain on business combinations	—	—	(53.9)	—
Gain on disposal of petroleum and natural gas properties	(196.0)	(8.3)	(196.0)	(31.6)
Other	0.8	1.2	1.9	2.3
Funds from operations	188.5	200.7	633.3	773.4
Net change in other liabilities	(7.5)	(4.0)	(4.7)	(22.0)
Change in non-cash operating working capital	(21.7)	(20.9)	2.1	(62.4)
Cash flow from operating activities	159.3	175.8	630.7	689.0

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Details of the change in funds from operations from the three months and year ended December 31, 2015 to the three months and year ended December 31, 2016 are included in Table 7 below:
Table 7

	Three Months Ended		Year Ended
	December 31		December 31
	$ millions	$/Share	$ millions	$/Share
Funds from operations – 2015	200.7	0.58	773.4	2.27
Volume variance
Crude oil and liquids	(16.9)	(0.06)	(16.6)	(0.05)
Natural gas	2.2	0.01	33.7	0.11
Price variance
Crude oil and liquids	34.5	0.10	(35.9)	(0.11)
Natural gas	22.6	0.06	(113.8)	(0.33)
Other revenue	3.5	0.01	2.4	0.01
Realized gain on risk management contracts	(18.6)	(0.05)	30.5	0.09
Royalties	(4.4)	(0.01)	14.3	0.04
Expenses
Transportation	(1.1)	—	1.6	—
Operating	(5.1)	(0.01)	9.0	0.03
G&A	(1.0)	—	(29.5)	(0.09)
Interest	0.7	—	0.5	—
Current tax	(27.4)	(0.08)	(34.4)	(0.10)
Realized loss on foreign exchange	(1.2)	—	(1.9)	(0.01)
Weighted average shares, diluted	—	(0.02)	—	(0.06)
Funds from operations – 2016	188.5	0.53	633.3	1.80
Funds from operations decreased by six per cent in the fourth quarter of 2016 to $188.5 million from $200.7 million generated in the fourth quarter of 2015. The decrease primarily reflects higher current tax expenses, lower realized gains on risk management contracts, and decreased crude oil production in the fourth quarter of 2016 as compared to the fourth quarter of 2015. Increased commodity prices relative to the fourth quarter of the prior year partially offset the decrease.
For the year ended December 31, 2016, funds from operations decreased by $140.1 million to $633.3 million from $773.4 million in the same period of 2015. This decrease reflects lower sales revenue net of royalties primarily associated with lower realized commodity prices, an increase in current taxes and G&A, and decreased crude oil production. The decrease was partially offset by increased natural gas production and realized gains on risk management contracts, along with decreased operating costs.

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Exhibit 5
Exhibit 5a

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2016 Net Income and Funds from Operations Sensitivity
Table 8 illustrates sensitivities of pre-hedged operating items to operational and business environment changes and the resulting impact on net income and funds from operations per share:
Table 8

			Impact on Annual Net Income and Funds from Operations (6)
	Assumption	Change	Notional amount ($ millions)	$/Share
Business Environment (1)
Crude oil price (US$ WTI/bbl) (2)(3)	43.47	1.00	11.6	0.033
Natural gas price (Cdn$ AECO/Mcf) (2)(3)	2.09	0.10	11.6	0.033
Cdn$/US$ exchange rate (2)(3)(4)	1.32	0.01	3.5	0.010
Operational (5)
Crude oil and liquids production volumes (bbl/d)	39,410	1.0%	4.2	0.012
Natural gas production volumes (MMcf/d)	475.6	1.0%	2.5	0.007
Operating expenses ($/boe)	6.65	1.0%	2.1	0.006
G&A expenses ($/boe)	2.29	10.0%	6.3	0.018

(1)	Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.

(2)
Prices and rates are indicative of published prices for the year ended December 31, 2016. See Table 13 of this MD&A for additional details. The calculated impact on funds from operations would only be applicable within a limited range of these amounts.

(3)	Analysis does not include the effect of risk management contracts.

(4)	Includes impact of foreign exchange on crude oil, condensate, and NGLs prices that are presented in US dollars.

(5)	Operational assumptions are based upon results for the year ended December 31, 2016.

(6)	Refer to Note 15 "Capital Management" in the financial statements and to the section entitled "Funds from Operations" contained within this MD&A.
Exhibit 6

(1)	Refer to Note 15 "Capital Management" in the financial statements and to the section entitled "Funds from Operations" contained within this MD&A.

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Production
Table 9

	Three Months Ended			Year Ended
	December 31			December 31
Production	2016	2015	% Change	2016	2015	% Change
Light and medium crude oil (bbl/d)	29,184	33,124	(12)	30,906	31,827	(3)
Heavy crude oil (bbl/d)	701	775	(10)	604	935	(35)
Condensate (bbl/d)	3,767	3,631	4	3,626	3,430	6
Natural gas (MMcf/d)	478.4	469.1	2	475.6	444.9	7
NGLs (bbl/d)	4,220	3,523	20	4,274	3,819	12
Total production (boe/d)	117,611	119,243	(1)	118,671	114,167	4
% Natural gas production	68	66	3	67	65	3
% Crude oil and liquids production	32	34	(6)	33	35	(6)
During the three months and year ended December 31, 2016, crude oil and liquids production decreased eight per cent and two per cent compared to the same periods of the prior year, respectively. The decreases reflect the disposition of ARC's non-core Saskatchewan and Manitoba assets at the end of the fourth quarters of 2016 and 2015 that had been producing approximately 7,500 boe per day and 1,300 boe per day prior to disposal, respectively, as well as natural declines associated with reduced drilling activity in other non-core areas. Partially offsetting this decrease is additional production at Tower following the crude oil battery expansion that was completed during the fourth quarter of 2015, as well as the acquisition of certain properties in the Pembina area of Alberta producing approximately 3,100 boe per day in the second, third and fourth quarters of 2016.
Natural gas production was 478.4 MMcf per day in the fourth quarter of 2016, an increase of two per cent from the 469.1 MMcf per day produced in the fourth quarter of 2015. For the year ended December 31, 2016, natural gas production was 475.6 MMcf per day, an increase of seven per cent from the 444.9 MMcf per day for the same period in the prior year. The increase in both periods is mainly attributed to production from new wells flowing through the Sunrise gas plant which was commissioned during the third quarter of 2015. The increase in natural gas production was partially offset by the disposition of certain non-core assets in South Central Alberta in the second quarter of 2015 and throughout 2016 which had been producing approximately 14.4 MMcf per day and 7.8 MMcf prior to disposal, respectively.
Exhibit 7

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During the fourth quarter of 2016, ARC drilled 30 wells on operated properties consisting of 14 crude oil wells and 16 liquids-rich natural gas wells. For the year ended December 31, 2016, ARC drilled 64 gross (63.5 net) wells on operated properties consisting of 34 crude oil wells, nine natural gas wells, 20 (19.5 net) liquids-rich natural gas wells, and one injection well.
Table 10 summarizes ARC’s production by core area for the fourth quarter of 2016 and 2015:
Table 10

	Three Months Ended December 31, 2016
Production	Total	Crude Oil	Condensate	Natural Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(MMcf/d)	(bbl/d)
Northeast BC	78,093	6,747	2,877	398.4	2,068
Northern AB (2)	19,300	6,415	621	64.4	1,526
Pembina (3)	11,019	8,218	175	13.1	448
South Central AB (4)	3,686	3,235	14	2.1	86
Southeast SK (5)	5,513	5,270	80	0.4	92
Total	117,611	29,885	3,767	478.4	4,220

	Three Months Ended December 31, 2015
Production	Total	Crude Oil	Condensate	Natural Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(MMcf/d)	(bbl/d)
Northeast BC	73,964	6,344	2,677	379.8	1,637
Northern AB (2)	20,780	7,394	703	68.9	1,194
Pembina (3)	10,368	7,618	195	12.8	432
South Central AB (4)	4,821	3,593	6	6.4	150
Southeast SK (5)	9,310	8,950	50	1.2	110
Total	119,243	33,899	3,631	469.1	3,523

(1)	Provincial references: "AB" is Alberta, "BC" is British Columbia, "SK" is Saskatchewan, "MB" is Manitoba.

(2)	During the fourth quarter of 2016, ARC disposed of certain non-core assets in this district. These assets had been producing approximately 600 boe per day prior to disposal.

(3)	During the second, third and fourth quarters of 2016, ARC acquired certain assets in this district producing approximately 3,100 boe per day.

(4)
During the second and third quarters of 2015, ARC disposed of certain non-core assets in this district. These assets had been producing approximately 2,900 boe per day prior to disposal. An additional 700 boe per day of non-core assets were disposed from this district toward the end of the second quarter of 2016.

(5)
During the fourth quarter of 2015, ARC disposed of certain non-core assets in this district that had been producing approximately 1,300 boe per day prior to disposal. During the fourth quarter of 2016, ARC disposed of the remaining assets in this district, of which the volumetric impact is approximately 1,900 boe per day during the quarter.

ARC Resources Ltd.	18

Exhibit 8
Table 10a summarizes ARC’s production by core area for the years ended December 31, 2016 and 2015:
Table 10a

	Year Ended December 31, 2016
Production	Total	Crude Oil	Condensate	Natural Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(MMcf/d)	(bbl/d)
Northeast BC	77,619	7,299	2,739	392.5	2,160
Northern AB (2)	19,565	6,564	637	65.6	1,436
Pembina (3)	10,285	7,494	178	12.9	456
South Central AB (4)	3,974	3,190	17	3.8	139
Southeast SK (5)	7,228	6,963	55	0.8	83
Total	118,671	31,510	3,626	475.6	4,274

	Year Ended December 31, 2015
Production	Total	Crude Oil	Condensate	Natural Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(MMcf/d)	(bbl/d)
Northeast BC	66,022	3,406	2,461	350.8	1,687
Northern AB (2)	21,035	7,497	710	68.5	1,402
Pembina (3)	10,992	8,227	175	12.9	446
South Central AB (4)	6,166	3,996	33	11.6	196
Southeast SK (5)	9,952	9,636	51	1.1	88
Total	114,167	32,762	3,430	444.9	3,819

(1)	Provincial references: "AB" is Alberta, "BC" is British Columbia, "SK" is Saskatchewan, "MB" is Manitoba.

(2)	During the fourth quarter of 2016, ARC disposed of certain non-core assets in this district. These assets had been producing approximately 600 boe per day prior to disposal.

(3)	During the second, third and fourth quarters of 2016, ARC acquired certain assets in this district producing approximately 3,100 boe per day.

(4)
During the second and third quarters of 2015, ARC disposed of certain non-core assets in this district. These assets had been producing approximately 2,900 boe per day prior to disposal. An additional 700 boe per day of non-core assets were disposed from this district toward the end of the second quarter of 2016.

(5)
During the fourth quarter of 2015, ARC disposed of certain non-core assets in this district that had been producing approximately 1,300 boe per day prior to disposal. During the fourth quarter of 2016, ARC disposed of the remaining assets in this district, of which the volumetric impact is approximately 500 boe per day during the year.

ARC Resources Ltd.	19

Exhibit 8a
Sales of Crude Oil, Natural Gas, Condensate, NGLs and Other Income
Sales revenue from crude oil, natural gas, condensate, NGLs and other income increased by 16 per cent in the fourth quarter of 2016 compared to the same period in 2015. The increase primarily reflects higher average realized commodity prices in the fourth quarter of 2016 compared to the fourth quarter of 2015 and was partially offset by decreased crude oil production volumes.

For the year ended December 31, 2016, sales revenue from crude oil, natural gas, condensate, NGLs and other income decreased by 11 per cent compared to the same period in 2015. The decrease reflects lower average realized commodity prices for crude oil, natural gas and condensate in 2016 as compared to 2015, and was partially offset by increased natural gas, condensate and NGLs production volumes.

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A breakdown of sales revenue by product is outlined in Table 11:
Table 11

	Three Months Ended			Year Ended
	December 31			December 31
Sales Revenue by Product ($ millions)	2016	2015	% Change	2016	2015	% Change
Crude oil	162.6	153.5	6	580.5	640.1	(9)
Condensate	20.5	16.6	23	67.7	67.4	—
Natural gas	136.5	111.7	22	387.8	467.9	(17)
NGLs	8.1	3.5	131	21.7	14.9	46
Total sales revenue from crude oil, natural gas, condensate and NGLs	327.7	285.3	15	1,057.7	1,190.3	(11)
Other income	4.1	0.6	583	5.8	3.4	71
Total sales revenue	331.8	285.9	16	1,063.5	1,193.7	(11)
While ARC’s production mix on a per boe basis is weighted more heavily to natural gas than to crude oil and liquids, ARC's sales revenue contribution is more heavily weighted to crude oil and liquids production as shown by the table below:
Table 12

	Three Months Ended		Year Ended
	December 31		December 31
Sales Revenue by Product Type	2016	2015	2016	2015
	% of Total Sales Revenue	% of Total Sales Revenue	% of Total Sales Revenue	% of Total Sales Revenue
Crude oil and liquids	58	61	63	61
Natural gas	42	39	37	39
Total sales revenue from crude oil, natural gas, condensate and NGLs	100	100	100	100
Exhibit 9

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Commodity Prices Prior to Hedging
Table 13

	Three Months Ended			Year Ended
	December 31			December 31
	2016	2015	% Change	2016	2015	% Change
Average Benchmark Prices
NYMEX Henry Hub Last Day Settlement (US$/MMBtu)	2.98	2.27	31	2.46	2.66	(8)
Chicago Citygate Monthly Index (US$/MMBtu)	3.00	2.47	21	2.49	2.85	(13)
AECO 7A Monthly Index (Cdn$/Mcf)	2.81	2.65	6	2.09	2.77	(25)
WTI crude oil (US$/bbl)	49.29	42.16	17	43.47	48.76	(11)
Cdn$/US$ exchange rate	1.33	1.34	(1)	1.32	1.28	3
WTI crude oil (Cdn$/bbl)	65.56	56.49	16	57.38	62.41	(8)
Mixed Sweet Stream Price at Edmonton (Cdn$/bbl)	61.61	52.93	16	53.34	57.20	(7)
ARC Average Realized Prices Prior to Hedging
Crude oil ($/bbl)	59.20	49.24	20	50.34	53.53	(6)
Condensate ($/bbl)	58.97	49.80	18	50.98	53.84	(5)
Natural gas ($/Mcf)	3.10	2.59	20	2.23	2.88	(23)
NGLs ($/bbl)	20.77	10.73	94	13.85	10.70	29
Total average realized commodity price prior to other income and hedging ($/boe)	30.29	26.01	16	24.35	28.57	(15)
Other income ($/boe)	0.38	0.05	660	0.14	0.08	75
Total average realized price prior to hedging ($/boe)	30.67	26.06	18	24.49	28.65	(15)
In the fourth quarter of 2016, WTI increased 17 per cent to US$49.29 per barrel as compared to US$42.16 per barrel in the same period in 2015. ARC’s realized crude oil price increased 20 per cent over the same time period, averaging $59.20 per barrel. During the fourth quarter of 2016, the differential between WTI and Edmonton posted prices widened to an average discount of US$3.11 per barrel compared to US$2.52 per barrel in the same period in 2015, while the average exchange rate for the Canadian dollar as compared to the US dollar was relatively flat at $1.33. The widening of the differential between WTI and the Mixed Sweet Stream Price at Edmonton for crude oil was mitigated by the impact of the increase in WTI on ARC's average realized price.
For the year ended December 31, 2016, ARC's realized crude oil price was six per cent lower as compared to the same period in 2015. This price decrease is primarily attributed to the 11 per cent decrease in WTI over the same time period, partially offset by the effect of a narrowed differential between WTI and the Mixed Sweet Stream Price at Edmonton for crude oil and a weaker Canadian dollar.
ARC's realized natural gas price increased by 20 per cent during the fourth quarter of 2016 as compared to the same period in 2015, while ARC's realized natural gas price decreased by 23 per cent for the year ended December 31, 2016 as compared to the same period in 2015. ARC's realized natural gas price is primarily benchmarked against the AECO monthly index, which was six per cent higher during the fourth quarter of 2016 and 25 per cent lower for the year ended December 31, 2016 as compared to the same periods in 2015. ARC's realized natural gas price was higher than the AECO monthly index price for the three months and year ended December 31, 2016 as a portion of ARC's production is sold at the AECO daily index and US Midwest pricing points which settled on average above the AECO monthly index.
Risk Management
ARC maintains a risk management program to reduce the volatility of sales revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. ARC’s risk management program is governed by certain guidelines approved by ARC's Board of Directors (the "Board"). These guidelines currently restrict risk management contracts to a maximum of 55 per cent of production guidance over the next two years and 25 per cent of production guidance beyond two years and up to five years where a specific commodity (crude oil or natural gas) cannot exceed a maximum of 70 per cent. ARC’s risk management program guidelines allow for further risk management contracts on anticipated volumes associated with new production arising from specific capital projects and acquisitions or to further protect cash flows for a specific period with approval of the Board.
Gains and losses on risk management contracts are composed of both realized gains and losses, representing the portion of risk management contracts that have settled in cash during the period, and unrealized gains or losses that

ARC Resources Ltd.	22

represent the change in the mark-to-market position of those contracts throughout the period. ARC does not employ hedge accounting for any of its risk management contracts currently in place. ARC considers all of its risk management contracts to be effective economic hedges of its underlying business transactions.
Table 14 summarizes the total gain or loss on risk management contracts for the fourth quarter of 2016 compared to the same period in 2015:
Table 14

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Power	Q4 2016 Total	Q4 2015 Total
Realized gain (loss) on contracts (1)	6.5	28.0	(1.2)	33.3	51.9
Unrealized gain (loss) on contracts (2)	(24.9)	(74.3)	(0.6)	(99.8)	41.6
Gain (loss) on risk management contracts	(18.4)	(46.3)	(1.8)	(66.5)	93.5

(1)	Represents actual cash settlements under the respective contracts.

(2)	Represents the change in fair value of the contracts during the period.
Table 14a summarizes the total gain or loss on risk management contracts for the year ended December 31, 2016 compared to the same period in 2015:
Table 14a

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Power	2016 Total	2015 Total
Realized gain (loss) on contracts (1)	60.2	159.5	(3.2)	216.5	186.0
Unrealized gain (loss) on contracts (2)	(98.3)	(152.6)	(2.3)	(253.2)	152.0
Gain (loss) on risk management contracts	(38.1)	6.9	(5.5)	(36.7)	338.0

(1)	Represents actual cash settlements under the respective contracts.

(2)	Represents the change in fair value of the contracts during the period.
During the three months and year ended December 31, 2016, ARC recorded losses of $66.5 million and $36.7 million, respectively, on its risk management contracts. These losses comprised realized gains of $33.3 million and unrealized losses of $99.8 million for the fourth quarter and realized gains of $216.5 million and unrealized losses of $253.2 million for the year ended December 31, 2016. The realized gains primarily reflect positive cash settlements received on crude oil swaps with an average price of $77.20/bbl and crude oil collars with a floor of $70.00/bbl, on NYMEX Henry Hub natural gas contracts with an average floor price of US$4.00/MMBtu, on AECO swaps at an average price of $2.99/GJ, and on AECO basis swaps at an average ratio of 90.3 per cent.
ARC's unrealized losses for the three months and year ended December 31, 2016 reflect higher forward curves for WTI, NYMEX Henry Hub and AECO. The positive settlement of expired positions also contributed to the losses. For the fourth quarter of 2016, these unrealized losses were partially offset by a wider AECO basis at December 31, 2016 than at December 31, 2015.
ARC’s risk management contracts provide protection from declining natural gas prices for 2017 to 2020 and for crude oil for 2017 to 2018. Table 15 summarizes ARC’s average crude oil and natural gas hedged volumes as at the date of this MD&A. For a complete listing and terms of ARC’s risk management contracts at December 31, 2016, see Note 16 “Financial Instruments and Market Risk Management” in the financial statements.

ARC Resources Ltd.	23

Table 15

Hedge Positions Summary (1)
As at February 8, 2017	H1 2017		H2 2017		2018		2019		2020
Crude Oil – WTI (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	55.54	11,000	56.22	14,000	65.39	4,000	—	—	—	—
Floor	44.55	11,000	45.71	14,000	50.00	4,000	—	—	—	—
Sold Floor	34.38	8,000	35.23	11,000	40.00	4,000	—	—	—	—
Crude Oil – Cdn$ WTI (3)	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day	Cdn$/bbl	bbl/day
Ceiling	83.38	3,000	—	—	76.25	2,000	—	—	—	—
Floor	70.00	3,000	—	—	65.00	2,000	—	—	—	—
Swap	—	—	—	—	75.00	1,500	—	—	—	—
Total Crude Oil Volumes Hedged (bbl/day)		14,000		14,000		7,500		—		—

Crude Oil – MSW (Differential to WTI) (4)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Swap	(3.22)	10,000	(3.22)	10,000	—	—	—	—	—	—

Natural Gas – NYMEX Henry Hub (5)	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day
Ceiling	3.37	20,000	3.37	20,000	4.47	140,000	5.00	40,000	—	—
Floor	3.00	20,000	3.00	20,000	3.64	140,000	4.00	40,000	—	—
Sold Floor	—	—	—	—	2.50	50,000	—	—	—	—
Swap	4.00	145,000	4.00	145,000	—	—	—	—	—	—
Natural Gas – AECO (6)	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Ceiling	—	—	—	—	—	—	3.30	10,000	3.60	30,000
Floor	—	—	—	—	—	—	3.00	10,000	3.08	30,000
Swap	2.64	60,000	2.78	86,630	2.99	44,932	3.16	20,000	3.35	30,000
Total Natural Gas Volumes Hedged (MMBtu/day)		221,869		247,110		182,587		68,435		56,869

Natural Gas – AECO Basis (Percentage of NYMEX)	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day	AECO/NYMEX	MMBtu/day
Sold Swap	89.7	145,000	89.7	145,000	84.9	90,000	83.7	40,000	—	—
Natural Gas – AECO Basis (Differential to NYMEX)	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day	US$/MMBtu	MMBtu/day
Sold Swap	(0.81)	70,000	(0.81)	70,000	(0.74)	65,000	(0.71)	70,000	(0.67)	60,000
Bought Swap	(1.07)	(16,298)	—	—	—	—	—	—	—	—
Total AECO Basis Volumes (Differential to NYMEX)		53,702		70,000		65,000		70,000		60,000
Total AECO Basis Volumes Hedged (MMBtu/day)		198,702		215,000		155,000		110,000		60,000

(1)
The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 16 “Financial Instruments and Market Risk Management” in the financial statements.

(2)	Crude oil prices referenced to WTI.

(3)	Crude oil prices referenced to WTI, multiplied by the Bank of Canada monthly average noon day rate.

(4)	MSW differential refers to the discount between WTI and the mixed sweet crude stream price at Edmonton, calculated on a monthly weighted average basis in US$.

(5)	Natural gas prices referenced to NYMEX Henry Hub Last Day Settlement.

(6)	Natural gas prices referenced to AECO 7A Monthly Index.

ARC Resources Ltd.	24

The fair value of ARC’s risk management contracts at December 31, 2016 was a net asset of $153.5 million, representing the expected market price to settle ARC’s contracts at the balance sheet date after any adjustments for credit risk. This may differ from what will eventually be settled in future periods.
Exhibit 10
Operating Netbacks
ARC’s fourth quarter operating netbacks prior to hedging and including realized hedging gains and losses were $19.11 per boe and $22.19 per boe, representing increases of 22 per cent and nine per cent as compared to the same period in 2015, respectively.
The components of operating netbacks for the fourth quarter of 2016 compared to the same period in 2015 are summarized in Table 16:
Table 16

Netbacks (1)	Light and Medium Crude Oil	Heavy Crude Oil	Condensate	Natural Gas	NGLs	Q4 2016 Total	Q4 2015 Total
	($/bbl)	($/bbl)	($/bbl)	($/Mcf)	($/bbl)	($/boe)	($/boe)
Average sales price	59.59	42.89	58.97	3.10	20.77	30.29	26.01
Other income	—	—	—	—	—	0.38	0.05
Total sales	59.59	42.89	58.97	3.10	20.77	30.67	26.06
Royalties	(7.00)	(1.34)	(8.67)	(0.08)	(3.80)	(2.47)	(2.03)
Transportation	(2.67)	(0.54)	(2.64)	(0.32)	(7.95)	(2.32)	(2.19)
Operating expenses (2)	(14.02)	(13.47)	(5.49)	(0.69)	(6.54)	(6.77)	(6.21)
Netback prior to hedging	35.90	27.54	42.17	2.01	2.48	19.11	15.63
Realized hedging gain	2.00	—	—	0.63	—	3.08	4.73
Netback after hedging	37.90	27.54	42.17	2.64	2.48	22.19	20.36
% of total netback	43	1	6	50	—	100	100

(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

(2)
Composed of direct costs incurred to operate crude oil and natural gas wells. A number of assumptions have been made in allocating these costs between light and medium crude oil, heavy crude oil, condensate, natural gas and NGLs production.

ARC’s 2016 operating netbacks prior to hedging and including realized hedging gains and losses were $13.59 per boe and $18.57 per boe, representing decreases of 19 per cent and 12 per cent as compared to the same period in 2015, respectively.

ARC Resources Ltd.	25

The components of operating netbacks for the year ended December 31, 2016 compared to the same period in 2015 are summarized in Table 16a:
Table 16a

Netbacks (1)	Light and Medium Crude Oil	Heavy Crude Oil	Condensate	Natural Gas	NGLs	2016 Total	2015 Total
	($/bbl)	($/bbl)	($/bbl)	($/Mcf)	($/bbl)	($/boe)	($/boe)
Average sales price	50.69	32.62	50.98	2.23	13.85	24.35	28.57
Other income	—	—	—	—	—	0.14	0.08
Total sales	50.69	32.62	50.98	2.23	13.85	24.49	28.65
Royalties	(5.65)	(1.22)	(8.70)	(0.05)	(2.57)	(2.05)	(2.48)
Transportation	(2.70)	(0.63)	(2.33)	(0.29)	(7.00)	(2.20)	(2.33)
Operating expenses (2)	(13.11)	(13.14)	(5.75)	(0.69)	(6.49)	(6.65)	(7.15)
Netback prior to hedging	29.23	17.63	34.20	1.20	(2.21)	13.59	16.69
Realized hedging gain	5.04	—	—	0.92	—	4.98	4.46
Netback after hedging	34.27	17.63	34.20	2.12	(2.21)	18.57	21.15
% of total netback	48	—	6	46	—	100	100

(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

(2)
Composed of direct costs incurred to operate crude oil and natural gas wells. A number of assumptions have been made in allocating these costs between light and medium crude oil, heavy crude oil, condensate, natural gas and NGLs production.

ARC Resources Ltd.	26

Exhibit 11

(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

(2)	Refer to Note 15 "Capital Management" in the financial statements and to the section entitled "Funds from Operations" contained within this MD&A.
Royalties
ARC paid royalties to the respective provincial governments and landowners of the three western Canadian provinces in which it operated throughout the year. Approximately 85 per cent of these royalties were Crown royalties. Each province has established a separate and distinct royalty regime which impacts ARC’s average corporate royalty rate.
In British Columbia, two thirds of ARC’s royalty expense stems from production of crude oil. This has changed significantly from periods prior to 2016 when the majority of ARC’s royalty expense was attributed to the production of natural gas. This change in the composition of royalty expense is due to lower natural gas prices which have reduced ARC's natural gas royalties, combined with increased crude oil production from ARC's Tower field. Royalty rates for crude oil are based on commodity prices, well royalty classification and well productivity.
In Alberta, the majority of ARC’s royalties are related to crude oil production where royalty rates are based on reference prices, production levels and well depths. Similarly, most royalties remitted in Saskatchewan relate to crude oil production and royalty calculations are based on commodity prices, the classification of the product and well productivity. In the fourth quarter of 2016, ARC disposed of its remaining interests in the Saskatchewan properties and is no longer subject to Saskatchewan Crown royalties.
Each province has various incentive programs in place to promote drilling by reducing the overall royalty expense for producers and offsetting gathering and processing costs. In most cases, the incentive period lasts for a finite period after which point the royalty rate usually increases depending on the production rate of the well and prevailing market commodity prices.

ARC Resources Ltd.	27

In 2016, the provincial government of Alberta announced the key highlights of the Modernized Royalty Framework ("MRF") that came into effect on January 1, 2017. These highlights include the replacement of royalty credits and holidays on conventional wells through a Drilling and Completion Cost Allowance to emulate a revenue minus cost framework, a post-payout royalty rate based on commodity prices, and the reduction of royalty rates for mature wells, with the intent of delivering a neutral internal rate of return for any given play compared to the previous royalty framework. No changes will be made to the royalty structure of wells drilled prior to January 2017 for a 10-year period from the royalty program's implementation date unless a producer applies to opt in to the MRF for wells that otherwise would have not been drilled. Details of the MRF calibration formulas have been released and more specific information can be found on the provincial government's website.
For ARC, the economics of drilling in Ante Creek Montney and Pembina Cardium, within expected price ranges, are relatively consistent with those under the previous Alberta Royalty Framework. In Pouce Coupe, economics of drilling are improved as a result of the MRF. ARC opted in to the MRF for the drilling of Pouce Coupe wells in ARC's fourth quarter 2016 development program.
Total royalties as a percentage of pre-hedged commodity product sales revenue increased from 7.8 per cent ($2.03 per boe) in the fourth quarter of 2015 to 8.0 per cent ($2.47 per boe) in the fourth quarter of 2016. Total royalties increased from $22.3 million in the fourth quarter of 2015 to $26.7 million in the fourth quarter of 2016. The increase reflects the sliding scale effect of increased commodity prices on royalty rates in the fourth quarter of 2016 compared to the same period of the prior year.
For the year ended December 31, 2016, total royalties represented 8.4 per cent of pre-hedged commodity product sales ($2.05 per boe) as compared to 8.7 per cent ($2.48 per boe) for the same period in 2015. The decrease reflects the sliding scale effect of decreased commodity prices on royalty rates, as well as the increase in natural gas production volumes which have lower royalty rates as compared to the rates applied to crude oil and liquids production volumes.
Exhibit 12
Operating and Transportation Expenses
Operating expenses increased $0.56 per boe to $6.77 per boe in the fourth quarter of 2016 compared to $6.21 per boe in the fourth quarter of 2015. On an absolute dollar basis, operating expenses have also increased by $5.1 million or seven per cent in the fourth quarter of 2016 as compared to the fourth quarter of 2015. The increase in operating expenses for this period primarily relates to additional operating costs associated with properties acquired in the second and third quarters of 2016 and increased maintenance activities across ARC's operated areas. This increase was partially offset by the disposition of non-core Saskatchewan assets near the end of the fourth quarter of 2016, which had higher average operating costs than ARC's corporate average.

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For the year ended December 31, 2016, operating expenses decreased by $9.0 million or $0.50 per boe compared to the prior year. The decrease in operating costs for the year ended December 31, 2016 is mainly a result of the disposition of certain non-core assets in 2016 having higher average operating costs, increased production volumes from new wells with relatively lower average operating costs, and diligent cost control efforts, including negotiating service cost decreases with many of ARC's suppliers throughout 2015 and 2016. Additionally, electricity costs were lower in the year ended December 31, 2016 at an average Alberta Power Pool Rate of $18.16 per megawatt hour compared to an average of $33.41 per megawatt hour in the year ended December 31, 2015, further reducing operating costs year-over-year.
Exhibit 13
Transportation expenses increased $0.13 per boe or six per cent to $2.32 per boe during the fourth quarter of 2016 compared to $2.19 per boe in the fourth quarter of 2015. On an absolute dollar basis, transportation costs have also increased by $1.1 million or five per cent in the fourth quarter of 2016 as compared to the fourth quarter of 2015. The increase in transportation expenses is primarily due to an increase in trucking activity as a result of third-party pipeline outages during the fourth quarter of 2016.
For the year ended December 31, 2016, transportation expenses decreased by $1.6 million or $0.13 per boe compared to the prior year. Transportation per boe was six per cent lower for the year ended December 31, 2016 compared to the same period in 2015. The decrease in transportation expenses is a result of lower trucking activity at the Parkland/Tower area, which became pipeline-connected for its crude oil and liquids volumes over the course of 2015 and early 2016, as well as increased volumes for the year ended December 31, 2016 compared to the same period in the prior year.

ARC Resources Ltd.	29

Exhibit 14
G&A Expenses and Share-Based Compensation
Table 17 is a breakdown of G&A and share-based compensation expenses:
Table 17

	Three Months Ended			Year Ended
	December 31			December 31
G&A and Share-Based Compensation	2016	2015	% Change	2016	2015	% Change
($ millions, except per boe)
G&A expenses before share-based compensation expenses and recoveries (1)	22.8	23.1	(1)	94.1	98.5	(4)
Capitalized G&A and overhead recoveries	(6.9)	(9.7)	(29)	(24.7)	(36.8)	(33)
G&A expenses before share-based compensation expenses	15.9	13.4	19	69.4	61.7	12
G&A – share-based compensation expenses (2)	(0.7)	0.6	(217)	29.9	6.9	333
Total G&A	15.2	14.0	9	99.3	68.6	45
Total G&A per boe	1.40	1.28	9	2.29	1.65	39

(1)	Includes expenses recognized under the DSU Plan.

(2)	Comprises expenses recognized under the RSU and PSU, Share Option and LTRSA Plans.

ARC Resources Ltd.	30

Exhibit 15
G&A expenses before share-based compensation expenses increased by 19 per cent to $15.9 million in the fourth quarter of 2016 from $13.4 million in the fourth quarter of 2015. For the year ended December 31, 2016, ARC's G&A expenses before share-based compensation expenses increased to $69.4 million from $61.7 million in the same period of 2015. While base G&A decreased with lower compensation expenses associated with a smaller workforce and reduced administrative spending, ARC decreased the amount of G&A attributed to capital spending as a result of reduced capital development activity in 2016.
Share-Based Compensation Plans – Restricted Share Unit and Performance Share Unit Plan, Share Option Plan, Deferred Share Unit Plan, and Long-term Restricted Share Award Plan
Restricted Share Unit and Performance Share Unit Plan
The RSU and PSU Plan is designed to offer each eligible employee and officer (the “plan participants”) cash compensation in relation to the underlying value of a specified number of share units. The RSU and PSU Plan consists of RSUs for which the number of units is fixed and will vest over a period of three years and PSUs for which the number of units is variable and will vest at the end of three years.
Upon vesting, the plan participant is entitled to receive a cash payment based on the underlying value of the share units plus accrued dividends. The cash compensation issued upon vesting of the PSUs is dependent upon the total return performance of ARC compared to its peers. Total return is calculated as a sum of the change in the market price of the common shares in the period plus the amount of dividends in the period. A performance multiplier is applied to the PSUs based on the percentile rank of ARC’s total shareholder return compared to its peers. The performance multiplier ranges from zero if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.
ARC recorded a G&A recovery of $2.0 million during the fourth quarter of 2016 in accordance with the RSU and PSU Plan, as compared to a recovery of $0.5 million during the fourth quarter of 2015. ARC recognized an increased recovery for the fourth quarter of 2016 as compared to the same period of the prior year primarily due to a further reduction of the valuation of its PSU awards at December 31, 2016 as ARC's total return performance decreased when compared with the total return performance of its peers.
For the year ended December 31, 2016, ARC recorded an expense related to the RSU and PSU Plan of $24.4 million, an increase of $21.8 million from year ended December 31, 2015. Compensation charges for the year ended December 31, 2016 as compared to the same period of the prior year increased due to the valuation of awards at December 31, 2016 as ARC's share price increased from $16.70 per share outstanding at December 31, 2015 to $23.11 per share at December 31, 2016. By comparison, in early 2015, a recovery was recognized in accordance with the RSU and PSU Plan due to negative pressure on ARC's share price.
During the year ended December 31, 2016, ARC made cash payments of $25.8 million in respect of the RSU and PSU Plan ($25.3 million for the year ended December 31, 2015). Of these payments, $20.2 million were in respect of amounts

ARC Resources Ltd.	31

recorded to G&A expenses ($19.5 million for the year ended December 31, 2015) and $5.6 million were in respect of amounts recorded to operating expenses and capitalized as PP&E and E&E assets ($5.8 million for the year ended December 31, 2015). These amounts were accrued in prior periods.
Table 18 shows the changes to the RSU and PSU Plan during 2016:
Table 18

RSU and PSU Plan (number of units, thousands)	RSUs	PSUs (1)	Total RSUs and PSUs
Balance, December 31, 2015	730	1,577	2,307
Granted	387	676	1,063
Distributed	(297)	(454)	(751)
Forfeited	(130)	(91)	(221)
Balance, December 31, 2016	690	1,708	2,398

(1)	Based on underlying units before any effect of the performance multiplier.
The liability associated with the RSUs and PSUs granted is recognized in the consolidated statements of income (the "statements of income") over the vesting period while being adjusted each period for changes in the underlying share price, accrued dividends and the number of PSUs expected to be issued on vesting. In periods where substantial share price fluctuation occurs, ARC’s G&A expenses are subject to greater volatility.
Due to the variability in the future payments under the plan, ARC estimates that between $16.4 million and $98.6 million will be paid out in 2017 through 2019 based on the current share price, accrued dividends, and ARC’s market performance relative to its peers. Table 19 is a summary of the range of future expected payments under the RSU and PSU Plan based on variability of the performance multiplier and units outstanding under the RSU and PSU Plan as at December 31, 2016:
Table 19

Value of RSU and PSU Plan as at
December 31, 2016	Performance multiplier
(units thousands and $ millions, except per share)	—	1.0	2.0
Estimated units to vest
RSUs	710	710	710
PSUs	—	1,778	3,556
Total units (1)	710	2,488	4,266
Share price (2)	23.11	23.11	23.11
Value of RSU and PSU Plan upon vesting	16.4	57.5	98.6
2017	7.8	18.4	29.0
2018	5.8	20.6	35.4
2019	2.8	18.5	34.2

(1)	Includes additional estimated units to be issued under the RSU and PSU Plan for dividends accrued to date.

(2)
Per share outstanding. Values will fluctuate over the vesting period based on the volatility of the underlying share price. Assumes a future share price of $23.11, which is based on the closing share price at December 31, 2016.

Share Option Plan
Share options are granted to employees and consultants of ARC, vesting evenly on the fourth and fifth anniversaries of their respective grant dates, and have a maximum term of seven years. The option holder has the right to exercise the options at the original exercise price or at a reduced exercise price, equal to the exercise price at grant date less all dividends paid subsequent to the grant date and prior to the exercise date.
At December 31, 2016, ARC had four million share options outstanding under this plan, representing 1.1 per cent of outstanding shares, with a weighted average exercise price of $21.22 per share. At December 31, 2016, approximately 0.7 million share options were exercisable with a weighted average exercise price of $17.77 per share. Compensation expense related to share options of $1.2 million has been recorded during the fourth quarter of 2016 ($4.4 million for the year ended December 31, 2016) compared to $0.9 million for the fourth quarter of 2015 ($3.4 million for the year ended December 31, 2015) and is included within G&A expenses.

ARC Resources Ltd.	32

Deferred Share Unit Plan
ARC has a DSU Plan for its non-employee directors under which each director receives a minimum of 60 per cent of their total annual remuneration in the form of DSUs. Each DSU fully vests on the date of grant but is settled in cash only when the director has ceased to be a member of the Board. For the three months and year ended December 31, 2016, G&A expenses of $0.2 million and $4.2 million, respectively, were recorded in relation to the DSU Plan (G&A expense of $0.1 million and recovery of $0.3 million for the same periods in 2015, respectively).
Long-term Restricted Share Award Plan
ARC's LTRSA Plan awards shares of ARC to qualifying officers and employees and is intended to further align participant compensation with the interests of the Company and its shareholders over the long term. LTRSA grants consist of restricted common shares that are awarded at the date of grant and a cash payment made equal to the estimated personal tax obligation associated with the total award. The restricted shares issued on the grant date of the award are held in trust until the vesting conditions have been met.

While in trust, the restricted shares earn dividends which are reinvested into ARC common shares that are also held in trust until vested. Each LTRSA has a 10-year term and vests evenly on the eighth, ninth, and tenth anniversaries of the grant date of the award. Restricted shares and any accrued dividends that are subject to forfeiture will be redeemed and cancelled by ARC.

Compensation expense associated with the cash payment is recognized at the fair value on the grant date, while expense associated with the restricted common shares is estimated as the fair value of the award equal to the previous five-day weighted average trading price of ARC shares on the grant date and is recognized over the vesting period.

At December 31, 2016, ARC had 0.2 million restricted shares outstanding under this plan. ARC recorded G&A expenses of $0.1 million and $1.1 million relating to the LTRSA Plan during the three months and year ended December 31, 2016 ($0.2 million and $0.9 million for the three months and year ended December 31, 2015), respectively.
Interest and Financing Charges
Interest and financing charges decreased five per cent to $12.6 million in the fourth quarter of 2016 from $13.3 million in the fourth quarter of 2015. For the year ended December 31, 2016, interest and financing charges were $50.5 million as compared to $51.0 million for the same period in 2015, a decrease of one per cent.
At December 31, 2016, ARC had $1.0 billion of long-term debt outstanding, including a current portion of $51.5 million that is due for repayment within the next 12 months. ARC's debt balance is fixed at a weighted average interest rate of 4.35 per cent. 96 per cent (US$734.4 million) of ARC’s debt outstanding is denominated in US dollars.
Foreign Exchange Gains and Losses
ARC recorded a foreign exchange loss of $23.3 million in the fourth quarter of 2016 compared to a loss of $33.9 million in the fourth quarter of 2015. During the three months ended December 31, 2015, the value of the US dollar relative to the Canadian dollar increased to $1.38 at December 31, 2015 from $1.34 at September 30, 2015, resulting in an unrealized loss on the revaluation of ARC's US dollar denominated debt. For the three months ended December 31, 2016, the value of the US dollar relative to the Canadian dollar increased to $1.34 at December 31, 2016 from $1.31 at September 30, 2016.
For the year ended December 31, 2016, ARC recorded a foreign exchange gain of $33.3 million compared to a loss of $177.8 million for the same period in the prior year. During the year ended December 31, 2015, the value of the US dollar relative to the Canadian dollar increased to $1.38 at December 31, 2015 from $1.16 at December 31, 2014, resulting in an unrealized loss on the revaluation of ARC's US dollar denominated debt. During the year ended December 31, 2016, the value of the US dollar relative to the Canadian dollar decreased to $1.34 at December 31, 2016 from $1.38 at December 31, 2015, resulting in an unrealized gain on the revaluation of ARC's US dollar denominated debt. The majority of the losses for both the three months and years ended December 31, 2016 and 2015 are unrealized.

ARC Resources Ltd.	33

Table 20 shows the various components of foreign exchange gains and losses:
Table 20

	Three Months Ended			Year Ended
	December 31			December 31
Foreign Exchange Gains and Losses ($ millions)	2016	2015	% Change	2016	2015	% Change
Unrealized gain (loss) on US denominated debt	(23.1)	(34.9)	(34)	34.5	(178.5)	(119)
Realized gain (loss) on US denominated transactions	(0.2)	1.0	(120)	(1.2)	0.7	(271)
Total foreign exchange gain (loss)	(23.3)	(33.9)	(31)	33.3	(177.8)	(119)
Taxes
ARC recorded a current income tax expense of $24.4 million in the fourth quarter of 2016 ($25.4 million expense for the year ended December 31, 2016), compared to a recovery of $3.0 million during the fourth quarter of 2015 ($9.0 million recovery for the year ended December 31, 2015). The increase in current tax expense for the three months and year ended December 31, 2016 as compared to the same periods in 2015 reflects the loss of income tax pools related to the divestment of ARC's Saskatchewan assets at the end of 2016, as well as a recovery in commodity prices since the beginning of 2016, resulting in higher overall taxable income.
During the fourth quarter of 2016, a deferred income tax expense of $43.5 million was recorded compared to a deferred income tax expense of $3.2 million in the fourth quarter of 2015. The increase in the deferred tax expense in the fourth quarter of 2016 is due to impairment recoveries recognized on divested assets, as well as an overall decrease in ARO, while in the fourth quarter of 2015 ARC recorded impairment charges on its assets.

During the year ended December 31, 2016, a deferred income tax expense of $16.0 million was recorded compared to a $6.8 million deferred income tax recovery for the year ended December 31, 2015. ARC recorded a deferred income tax recovery in 2015 as a result of impairment charges recorded on its assets, while ARC recorded a deferred income tax expense in 2016 relating to timing differences within PP&E driven by impairment recoveries, asset dispositions, and business combinations.

The income tax pools (detailed in Table 21) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.
Table 21

Income Tax Pool Type ($ millions)	December 31, 2016	Annual Deductibility
Canadian oil and gas property expense	175.2	10% declining balance
Canadian development expense	738.1	30% declining balance
Canadian exploration expense	—	100%
Undepreciated capital cost	722.2	Primarily 25% declining balance
Other	15.1	Various rates, 7% declining balance to 20%
Total federal tax pools	1,650.6
Additional Alberta tax pools	6.5	Various rates, 25% declining balance to 100%
DD&A Expense and Impairment Charges
ARC records DD&A expense on its PP&E over the individual useful lives of the assets employing the unit of production method using proved plus probable reserves and associated estimated future development capital required for its crude oil and natural gas assets, and a straight-line method for its corporate administrative assets. Assets in the E&E phase are not amortized.
For the three months and year ended December 31, 2016, ARC recorded DD&A expense of $115.7 million and $499.8 million as compared to $131.7 million and $595.8 million for the three months and year ended December 31, 2015, respectively. The decrease in DD&A per boe before impairment for the three months and year ended December 31, 2016 reflects the effect of a lower depletable base as result of reduced costs of finding and development of reserves and non-core asset dispositions throughout 2016 having a higher than average DD&A rate.

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Impairment is recognized when the carrying value of an asset or group of assets exceeds its recoverable amount, defined as the higher of its value in use or fair value less costs of disposal. Any asset impairment that is recorded is recoverable to its original value less any associated DD&A expense should there be indicators that the recoverable amount of the asset has increased in value since the time of recording the initial impairment. Immediately before non-current assets are classified as held for sale, they are assessed for indicators of impairment or reversal of impairment and are measured at the lower of their carrying amount and fair value less costs of disposal, with any impairment loss or reversal of impairment recognized in the statements of income.
For the three months and year ended December 31, 2016, net impairment reversals of $68.4 million and $68.3 million, respectively, were recognized as a result of the disposition of ARC's non-core Saskatchewan assets and certain non-core properties in Alberta. For the three months and year ended December 31, 2015, impairment charges of $131.3 million and $469.6 million were recognized, respectively.
A breakdown of DD&A expense and impairment charges is summarized in Table 22:
Table 22

	Three Months Ended			Year Ended
	December 31			December 31
DD&A Expense and Impairment Charges ($ millions, except per boe amounts)	2016	2015	% Change	2016	2015	% Change
Depletion of crude oil and natural gas assets	114.4	130.3	(12)	494.4	589.7	(16)
Depreciation of administrative assets	1.3	1.4	(7)	5.4	6.1	(11)
Impairment charges (reversals)	(68.4)	131.3	(152)	(68.3)	469.6	(115)
Total DD&A expense and impairment charges	47.3	263.0	(82)	431.5	1,065.4	(59)
DD&A per boe before impairment	10.69	12.01	(11)	11.51	14.30	(20)
Capital Expenditures, Acquisitions and Dispositions
Capital expenditures before acquisitions, dispositions or purchases of undeveloped land totaled $159.2 million in the fourth quarter of 2016 as compared to $149.5 million during the fourth quarter of 2015. This total includes development and production additions to PP&E of $148.0 million and additions to E&E assets of $11.2 million. PP&E expenditures include additions to crude oil and natural gas development and production assets and administrative assets. E&E expenditures include asset additions in areas that have been determined by Management to be in the E&E stage.
A breakdown of capital expenditures, acquisitions and dispositions is shown in Table 23:
Table 23

	Three Months Ended December 31
	2016			2015
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	0.1	1.7	1.8	0.2	2.3	2.5	(28)
Drilling and completions	10.5	78.6	89.1	11.1	97.4	108.5	(18)
Plant and facilities	0.6	65.3	65.9	0.8	36.5	37.3	77
Administrative assets	—	2.4	2.4	—	1.2	1.2	100
Total capital expenditures	11.2	148.0	159.2	12.1	137.4	149.5	6
Undeveloped land	0.3	2.4	2.7	1.5	3.1	4.6	(41)
Total capital expenditures including undeveloped land purchases	11.5	150.4	161.9	13.6	140.5	154.1	5
Acquisitions (1)	—	14.6	14.6	—	0.3	0.3	100
Dispositions (2)	—	(702.1)	(702.1)	—	(42.2)	(42.2)	100
Total capital expenditures, land purchases and net acquisitions and dispositions	11.5	(537.1)	(525.6)	13.6	98.6	112.2	(568)

(1)	Excludes $0.9 million and $nil of non-cash petroleum and natural gas property transactions in the fourth quarters of 2016 and 2015, respectively.

(2)	Represents proceeds and adjustments to proceeds from divestitures.

ARC Resources Ltd.	35

For the year ended December 31, 2016, capital expenditures before property acquisitions, dispositions or purchases of undeveloped land totaled $453.4 million as compared to $541.6 million during the same period of 2015. This total includes development and production additions to PP&E of $415.7 million and additions to E&E assets of $37.7 million.
Table 23a

	Year Ended December 31
	2016			2015
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	0.6	11.8	12.4	5.3	10.6	15.9	(22)
Drilling and completions	27.1	199.9	227.0	26.0	335.2	361.2	(37)
Plant and facilities	10.0	200.6	210.6	1.1	160.9	162.0	30
Administrative assets	—	3.4	3.4	—	2.5	2.5	36
Total capital expenditures	37.7	415.7	453.4	32.4	509.2	541.6	(16)
Undeveloped land	0.3	2.4	2.7	1.5	5.2	6.7	(60)
Total capital expenditures including undeveloped land purchases	38.0	418.1	456.1	33.9	514.4	548.3	(17)
Acquisitions (1)	—	172.9	172.9	14.1	0.3	14.4	100
Dispositions (2)	—	(705.4)	(705.4)	(7.6)	(81.2)	(88.8)	694
Total capital expenditures, land purchases and net acquisitions and dispositions	38.0	(114.4)	(76.4)	40.4	433.5	473.9	(116)

(1)	Excludes $0.9 million and $29.6 million of non-cash petroleum and natural gas property transactions in the years ended December 31, 2016 and 2015, respectively.

(2)	Represents proceeds and adjustments to proceeds from divestitures.
During the year ended December 31, 2016, ARC closed the acquisitions of certain properties producing approximately 3,100 boe per day of mainly light, sweet crude oil in the Pembina area of Alberta for total cash consideration of $143.6 million, subject to final adjustments. The major assets acquired consisted of additional working interest in properties where ARC already held a significant interest. The transactions were recorded as business combinations under IFRS. Refer to Note 9 "Business Combinations" in the financial statements.
During year ended December 31, 2016, ARC divested of certain non-core assets located in Alberta and Saskatchewan. In aggregate, the divested properties had associated production volumes of approximately 8,800 boe per day, which resulted in an annual impact of approximately 900 boe per day (approximately 88% per cent crude oil and liquids production at the time of divestments).
At the end of the fourth quarter of 2016, ARC classified $242.3 million of certain non-core assets in Alberta as held for sale. The assets are expected to be divested in 2017.
Asset Retirement Obligations and Reclamation Fund
At December 31, 2016, ARC has recorded ARO of $378.9 million ($573.2 million at December 31, 2015) for the future abandonment and reclamation of ARC’s properties. The estimated ARO includes assumptions in respect of actual costs to abandon wells or reclaim the property, the time frame in which such costs will be incurred, as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability has been discounted at a liability-specific risk-free interest rate of 2.3 per cent (2.2 per cent at December 31, 2015).
Accretion charges of $3.0 million and $12.1 million for the three months and year ended December 31, 2016 ($3.3 million and $13.4 million for the same periods in 2015), respectively, have been recognized in the statements of income to reflect the increase in ARO associated with the passage of time. Actual spending under ARC’s abandonment and reclamation program for the three months and year ended December 31, 2016 was $4.5 million and $13.0 million ($4.2 million and $12.3 million for the same periods in 2015), respectively.
At the end of the third quarter of 2016, ARC recognized ARO of $16.4 million associated with the acquisition of certain properties in the Pembina area of Alberta. The acquired obligations were recognized on the date of acquisition at fair value and then discounted at a liability-specific risk-free interest rate of 2.3 per cent at December 31, 2016. The ARO revaluation of $42.1 million from the change in the discount rate was recorded as an increase to the liability, with a corresponding increase to the carrying amount of the related asset in PP&E.

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During the three months and year ended December 31, 2016, $78.5 million and $88.9 million of ARO was disposed, primarily related to the divestment of ARC's non-core Saskatchewan assets in the fourth quarter of 2016. At the end of the fourth quarter of 2016, ARC classified $171.1 million of ARO associated with certain non-core assets in Alberta as held for sale.
Environmental stewardship is a core value at ARC and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Health, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of ARC’s assets are funded entirely out of cash flow from operating activities. ARC’s Liability Management Rating is well within the Alberta Energy Regulator’s guidelines at this date.
Exhibit 16
Capitalization, Financial Resources and Liquidity
ARC’s long-term goal is to fund current period reclamation expenditures, dividend payments and capital expenditures necessary for the replacement of production declines using only funds from operations. Value-creating activities will be financed with a combination of funds from operations and other sources of capital.
ARC typically uses three markets to raise capital: equity, bank debt and long-term notes. Long-term notes are issued to large institutional investors normally with an average term of five to 12 years. The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC’s credit spread. ARC’s weighted average interest rate on its outstanding long-term notes is currently 4.35 per cent.

ARC Resources Ltd.	37

A breakdown of ARC’s capital structure as at December 31, 2016 and December 31, 2015 is outlined in Table 24:
Table 24

Capital Structure and Liquidity ($ millions, except per cent and ratio amounts)	December 31, 2016	December 31, 2015
Long-term debt (1)	1,026.0	1,114.3
Working capital surplus (2)	(669.5)	(129.2)
Net debt	356.5	985.1
Market capitalization (3)	8,164.8	5,796.6
Total capitalization	8,521.3	6,781.7
Net debt as a percentage of total capitalization (%)	4.2	14.5
Net debt to funds from operations (ratio)	0.6	1.3

(1)	Includes a current portion of long-term debt of $51.5 million at December 31, 2016 and $57.9 million at December 31, 2015.

(2)
Working capital surplus or deficit is calculated as current assets less current liabilities as they appear on the consolidated balance sheets (the "balance sheets"), and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and ARO contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt and current portion of ARO.

(3)	Calculated using the total common shares outstanding at December 31, 2016 multiplied by the closing share price of $23.11 at December 31, 2016 (closing share price of $16.70 at December 31, 2015).
Management's long-term strategy is to keep its net debt balance to a ratio of between one to 1.5 times annualized funds from operations and less than 20 per cent of total market capitalization. This strategy has resulted in manageable debt levels to date and has positioned ARC to remain well within its debt covenants. Refer to Note 15 "Capital Management" in the financial statements.
ARC closed the quarter with a strong balance sheet with only $356.5 million of net debt outstanding, which was approximately four per cent of ARC's total capitalization. At December 31, 2016, ARC's net debt to 2016 funds from operations ratio was 0.6 times as ARC received proceeds from dispositions completed in the fourth quarter of 2016. The proceeds from the dispositions are currently held in short-term investment-grade assets. Over time, ARC expects its net debt to funds from operations ratio to return to the target levels of between one to 1.5 times annualized funds from operations as the proceeds will be reinvested to fund profitable capital development in ARC’s core areas.
Exhibit 17

(1)	Refer to Note 15 "Capital Management" in the financial statements and to the section entitled "Funds from Operations” contained within this MD&A.

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The following exhibits the balance of cash inflows and outflows over the past five years. In any period when cash outflows exceed inflows, ARC’s net debt balance will increase to cover the shortfall and will decrease in any period when inflows exceed outflows.
Exhibit 18

ARC Resources Ltd.	39

Table 25

($ millions)	2016	2015	2014	2013	2012
Cash Inflows
Funds from operations (1)	633.3	773.4	1,124.0	861.8	719.8
DRIP & SDP	117.1	195.5	151.0	130.1	116.3
Equity issuance (net proceeds)	—	386.1	—	—	330.7
Dispositions (2)	705.4	88.8	39.3	89.8	4.1
Total	1,455.8	1,443.8	1,314.3	1,081.7	1,170.9
Cash Outflows
Dividends declared	228.2	410.5	380.2	374.0	357.4
Capital expenditures (3)	455.6	547.9	1,007.6	874.2	607.7
Acquisitions (2)	172.9	14.4	73.5	36.4	36.5
Asset retirement obligations	13.0	12.3	23.0	18.5	11.9
Reclamation fund contributions (withdrawals)	2.0	(0.9)	2.6	2.8	2.8
Total	856.7	972.8	1,461.3	1,284.6	1,001.6

(1)	Refer to Note 15 "Capital Management" in the financial statements and to the section entitled "Funds from Operations" contained within this MD&A.

(2)	Excludes non-cash property transactions.

(3)	Excludes capital expenditures attributable to non-cash share options and asset retirement expenditures.
At December 31, 2016, ARC had total available credit facilities of approximately $2.2 billion with debt of $1.0 billion currently outstanding. ARC’s long-term debt balance includes a current portion of $51.5 million at December 31, 2016 ($57.9 million at December 31, 2015), reflecting principal payments that are due to be paid within the next 12 months. ARC intends to finance these obligations by using cash on hand or drawing on its syndicated credit facility at the time the payments are due.
ARC's low debt level allows for greater certainty around the availability of the funding necessary to execute on its long-term business plans. As a result, ARC believes that issuing equity through the DRIP and SDP is no longer necessary to fund future growth initiatives identified in its long-term strategy. On February 8, 2017, ARC's Board of Directors approved the elimination of the DRIP and SDP. By eliminating these programs, ARC will be able to maximize shareholder value over the long term and eliminate the dilutive effect of the DRIP and SDP to ARC's existing shareholder base. Based on the low participation in the DRIP and SDP, elimination of the DRIP and SDP is not expected to have a material impact on cash flows. Elimination of the DRIP and SDP will be effective for the March dividend which is expected to be paid on April 17, 2017 to shareholders of record on March 31, 2017. The ex-dividend date is March 29, 2017. Shareholders that were enrolled in either the DRIP or SDP will now automatically receive dividend payments in the form of cash.
ARC’s debt agreements contain a number of covenants, all of which were met as at December 31, 2016. These agreements are available at www.sedar.com. ARC calculates its covenants four times annually. The major financial covenants of the syndicated credit facility are described below:
Table 26

Covenant Description	Estimated Position at December 31, 2016 (1)
Long-term debt and letters of credit not to exceed three and a quarter times trailing 12 month net income before non-cash items, income taxes and interest expense	1.6
Long-term debt, letters of credit, and subordinated debt not to exceed four times trailing 12 month net income before non-cash items, income taxes and interest expense	1.6
Long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit and subordinated debt	20%

(1)	Estimated position, subject to final approval.

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Shareholders’ Equity
At December 31, 2016, there were 353.3 million shares outstanding, an increase of 6.2 million shares compared to December 31, 2015. The 6.2 million shares issued during the year are primarily attributable to those issued to participants in the DRIP and SDP.
At December 31, 2016, ARC had four million share options outstanding under its Share Option Plan, representing 1.1 per cent of outstanding shares, with a weighted average exercise price of $21.22 per share. These options vest in equal parts on the fourth and fifth anniversaries of the grant date. At December 31, 2016, approximately 0.7 million share options were exercisable with a weighted average exercise price of $17.77 per share. For more information on the Share Option Plan, refer to the section entitled "Share Option Plan” contained within this MD&A.
At December 31, 2016, ARC had 0.2 million restricted shares outstanding under its LTRSA Plan. These awards vest evenly on the eighth, ninth and tenth anniversaries of the grant date. For more information on the restricted shares outstanding and held in trust under ARC's LTRSA Plan, refer to the section entitled "Long-term Restricted Share Award Plan” contained within this MD&A.
Dividends
In the fourth quarter of 2016, ARC declared dividends totaling $52.9 million ($0.15 per share outstanding) compared to $103.8 million ($0.30 per share outstanding) during the fourth quarter of 2015. ARC reduced its monthly dividend to $0.05 per share outstanding commencing with the February 2016 dividend payable March 15, 2016.
As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in line with the long-term strategy and objectives of ARC as per the following guidelines:

•
To maintain a dividend policy that, in normal times, in the opinion of Management and the Board, is sustainable after factoring in the impact of current commodity prices on funds from operations. ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass that volatility onto shareholders in the form of fluctuating monthly dividends.

•
To maintain ARC’s financial flexibility, by reviewing ARC’s level of debt to equity and debt to funds from operations. The use of funds from operations and proceeds from equity offerings to fund capital development activities reduces the need to use debt to finance these expenditures.

ARC is focused on value creation and long-term returns to shareholders, with the dividend being a key component of its business strategy. As a result of the reduction of the monthly dividend to $0.05 per share outstanding, ARC’s dividend as a percent of funds from operations has decreased from an average of 52 per cent in the fourth quarter of 2015 to an average of 28 per cent in the fourth quarter of 2016. ARC believes that it is currently positioned to sustain current dividend levels despite the volatile commodity price environment.
Exhibit 19

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The actual amount of future monthly dividends is proposed by Management and is subject to the approval and discretion of the Board. The Board reviews future dividends in conjunction with their review of quarterly financial and operating results. Dividends are taxable to the shareholder irrespective of whether payment is received in cash or shares via the DRIP. In the case of shares issued via the SDP, dividends received are converted to a future capital gain to the recipient. Shareholders should consult their own tax advisors with respect to tax implications of dividends received in cash or via the DRIP or SDP in their particular circumstances.
On January 16, 2017, ARC confirmed that a dividend of $0.05 per common share designated as an eligible dividend will be paid on February 15, 2017 to shareholders of record on January 31, 2017 with an ex-dividend date of January 27, 2017. The elimination of the DRIP and SDP will apply to the April 17, 2017 dividend payment to shareholders of record on March 31, 2017. The ex-dividend date is March 29, 2017.
Please refer to ARC’s website at www.arcresources.com for details of the estimated monthly dividend amounts and dividend dates for 2017.
Environmental Initiatives Impacting ARC
In the fourth quarter of 2015, the provincial government of Alberta released its Climate Leadership Plan which will impact all consumers and businesses that contribute to carbon emissions in Alberta. This plan includes imposing carbon pricing that is applied across all sectors, starting at $20 per tonne on January 1, 2017 and moving to $30 per tonne on January 1, 2018, the phase-out of coal-fired power generation by 2030, a cap on oil sands emissions production of 100 megatonnes, and a 45 per cent reduction in methane emissions by the crude oil and natural gas sector by 2025. The provincial government of Alberta included the proposed carbon pricing measures in the release of its 2016 budget in the second quarter of 2016. ARC expects the Climate Leadership Plan to increase the cost of operating its properties located in Alberta.
In the third quarter of 2016, the Government of Canada announced its proposed plan for all Canadian jurisdictions to impose a price on carbon pollution, beginning at a minimum of $10 per tonne in 2018 and rising by $10 per tonne each year to $50 per tonne in 2022. Provinces and territories have the option to put a direct price on carbon pollution or adopt a cap-and-trade system that meets or exceeds the federal benchmark. If provinces and territories fail to implement a price or cap-and-trade plan by 2018, the Government of Canada will implement a price in that jurisdiction.
ARC will continue to monitor developments in the federal minimum carbon tax plan and will evaluate the expected impact of this plan on its results of operations.
Contractual Obligations and Commitments
The following is a summary of ARC’s contractual obligations and commitments as at December 31, 2016:

Table 27

	Payments Due by Period
($ millions)	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	51.5	158.4	308.7	507.4	1,026.0
Interest payments (2)	43.9	76.3	57.6	44.2	222.0
Reclamation fund contributions (3)	3.1	6.0	5.5	42.9	57.5
Purchase commitments	11.1	7.8	0.5	—	19.4
Transportation commitments	84.6	141.3	118.9	308.9	653.7
Operating leases	15.7	28.9	27.3	30.8	102.7
Risk management contract premiums (4)	6.4	0.6	—	—	7.0
Total contractual obligations and commitments	216.3	419.3	518.5	934.2	2,088.3

(1)	Long-term and current portion of long-term debt.

(2)	Fixed interest payments on senior notes.

(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)	Fixed premiums to be paid in future periods on certain commodity price risk management contracts.
In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 16). As the premiums are related to the underlying risk management contract, they have been recorded at fair market value at December 31, 2016 on the balance sheet as part of risk management contracts.

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ARC enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital expenditures in a future period.
ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material impact on ARC’s financial position or results of operations and therefore Table 27 does not include any commitments for outstanding litigation and claims.
Off-Balance Sheet Arrangements
ARC has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 27), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of December 31, 2016.
Related Parties
Key Management Personnel Compensation
ARC has determined that the key management personnel of ARC consists of its officers and directors. Short-term benefits are composed of salaries and directors' fees, annual bonuses, and other benefits. In addition, the Company provides share-based compensation to its key management personnel under the RSU and PSU, DSU, LTRSA and Share Option Plans. The compensation relating to key management personnel for the year is as follows:

Table 28

($ millions)	Year Ended December 31, 2016	Year Ended December 31, 2015
Short-term benefits	6.8	7.2
Share-based compensation	20.5	1.6
Total key management personnel compensation	27.3	8.8

Critical Accounting Estimates
ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.
ARC’s financial and operating results incorporate certain estimates including:

•	estimated sales revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•	estimated capital expenditures on projects that are in progress;

•	estimated DD&A charges that are based on estimates of crude oil and natural gas reserves that ARC expects to recover in the future;

•
estimated fair values of financial instruments that are subject to fluctuation depending upon the underlying commodity prices, foreign exchange rates and interest rates, volatility curves and the risk of non-performance;

•	estimated value of ARO that is dependent upon estimates of future costs and timing of expenditures;

•	estimated fair value of business combinations;

•	estimated future recoverable value of PP&E, E&E and goodwill and any associated impairment charges or recoveries; and

•
estimated compensation expense under ARC’s share-based compensation plans including the PSUs awarded under the RSU and PSU Plan that is based on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier, the Share Option Plan and the LTRSA Plan.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates. For further information on the determination of certain estimates inherent

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in the financial statements, refer to Note 5 “Management Judgments and Estimation Uncertainty” in the financial statements.
ARC’s leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.
ASSESSMENT OF BUSINESS RISKS
The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with ARC’s business that can impact the financial results. They include, but are not limited to:
Volatility of Oil and Natural Gas Prices
ARC’s operational results and financial condition, and therefore the amount of capital expenditures and future dividend payments made to shareholders, are dependent on the prices received for crude oil and natural gas production. Decreasing crude oil and natural gas prices will reduce ARC’s cash flow, impacting ARC’s level of capital expenditures and may result in the shut-in of certain producing properties. Differentials on Canadian crude oil have also shown significant volatility throughout recent years due to pipeline and infrastructure constraints. Any movement in crude oil and natural gas prices will have an effect on ARC’s ability to continue with its capital expenditure program and its ability to pay dividends. Future declines in crude oil and natural gas prices may result in future declines in, or elimination of, any future dividends. Crude oil and natural gas prices are determined by economic and, in some circumstances, political factors. Political factors include foreign tax regimes and protectionist measures that could have the effect of closing off key markets. Supply and demand factors, including weather and general economic conditions as well as conditions in other crude oil and natural gas regions, impact prices. ARC may manage the risk associated with changes in commodity prices by entering into crude oil or natural gas price derivative contracts. If ARC engages in activities to manage its commodity price exposure, it may forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity derivative contracts activities could expose ARC to losses. To the extent that ARC engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.
Refinancing and Debt Service
ARC currently has a $950.0 million financial covenant-based syndicated credit facility with 11 banks. At the request of ARC, the lenders will review the credit facility each year and determine if they will extend for another year. In the event that the facility is not extended before November 6, 2020, indebtedness under the facility will become repayable at that date. There is also a risk that the credit facility will not be renewed for the same amount or on the same terms. Any of these events could affect ARC’s ability to fund ongoing operations and make future dividend payments.
ARC currently has $1,026.0 million of long-term, fixed interest rate debt outstanding which requires principal repayments in 2016 through 2026. ARC intends to fund these principal repayments with existing credit facilities. In the event ARC is unable to fund future principal repayments, it may impact ARC’s ability to fund its ongoing operations and make future dividend payments.
ARC is required to comply with covenants under the credit facility. In the event that ARC does not comply with covenants under the credit facility, ARC’s access to capital could be restricted or repayment could be required. ARC routinely reviews the covenants based on actual and forecast results and has the ability to make changes to its development plans and/or dividend policy to comply with covenants under the credit facility. If ARC becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on such assets of ARC or sell the working interests.
Access to Capital Markets
ARC's capital expenditures are financed from funds from operations, borrowings, proceeds from property divestments and possible future equity issuances. ARC's ability to issue equity is dependent upon, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and ARC securities. Further, if revenues or reserves decline ARC may not have access to the capital necessary to undertake or complete future drilling programs.

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Additionally, ARC may issue additional common shares from treasury at prices which may result in a decline in production per common share and reserves per common share.
To the extent that external sources of capital become limited or unavailable or available on onerous terms, ARC's ability to make capital investments and maintain or expand existing assets and reserves may be impaired and ARC's assets, liabilities, business, financial condition, results of operations and dividend payments may be materially or adversely affected as a result.
Retention of Key Personnel
A loss in the key personnel of ARC could delay the completion of certain projects or otherwise have a material adverse effect on the Company. Shareholders are dependent on ARC's management and staff in respect of the administration and management of all manners relating to ARC's assets. Any deterioration of ARC's corporate culture could adversely affect ARC's long-term success.
Operational Matters
The operation of oil and gas wells involves a number of operating and natural hazards that may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to operating subsidiaries of ARC and possible liability to third parties. ARC maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. ARC may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may reduce dividend payments to shareholders.
Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Approximately four per cent of ARC’s production is operated by third parties. ARC has limited ability to influence costs on partner operated properties. Operating costs on most properties operated by third parties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, ARC’s revenue from such property may be reduced. Payments from production generally flow through the operator and there is a risk of delayed payment, or non-payment and additional expense in recovering such revenues if the operator becomes insolvent. To mitigate this risk, all significant non-operated production is taken in kind and marketed by ARC. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of ARC to certain properties. A reduction of future dividend payments to shareholders could result under such circumstances.
Reserves and Resources Estimates
The reserves and recovery information contained in ARC’s independent reserves evaluation is only an estimate. Likewise, information contained in ARC's Independent Resources Evaluation for its lands in the northeast British Columbia Montney region, including lands at Pouce Coupe, Alberta, is also only an estimate. The actual production and ultimate reserves and resources from the properties may be greater or less than the estimates prepared by the independent reserves evaluator. The reserves and resources reports have been prepared using certain commodity price assumptions. If lower prices for crude oil, natural gas, condensate and NGLs are realized by ARC and substituted for the price assumptions utilized in those reserves and resources reports, the present value of estimated future net cash flows for ARC’s reserves and resources as well as the amount of ARC’s reserves and resources would be reduced and the reduction could be significant.
Depletion of Reserves and Maintenance of Dividend
ARC’s future crude oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on ARC’s success in exploiting its reserves base and acquiring additional reserves. Without reserves additions through acquisition or development activities, ARC’s reserves and production will decline over time as the oil and natural gas reserves are produced out. There can be no assurance that ARC will make sufficient capital expenditures to maintain production at current levels nor, as a consequence, that the amount of dividends by ARC to shareholders can be maintained at current levels. There can be no assurance that ARC will be successful in developing or acquiring additional reserves on terms that meet ARC’s investment objectives.
Counterparty Risk
ARC assumes customer credit risk associated with oil and gas sales, financial hedging transactions and joint arrangement participants. In the event that ARC’s counterparties default on payments to ARC, cash flows will be impacted and dividend payments to shareholders may be impacted. ARC has established credit policies and controls designed to mitigate the risk of default or non-payment with respect to oil and gas sales, financial hedging transactions and joint arrangement

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participants. A diversified sales customer base is maintained and exposure to individual entities is reviewed on a regular basis.
Variations in Interest Rates and Foreign Exchange Rates
Variations in interest rates could result in an increase in the amount ARC pays to service debt. World oil prices are quoted in US dollars and the price received by Canadian producers is therefore affected by the Canadian/US dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact ARC’s net production revenue. Volatility in interest rates and the Canadian dollar may affect future cash flows and reduce funds available for both dividends and capital expenditures. ARC may initiate certain derivative contracts to attempt to mitigate these risks. To the extent that ARC engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. An increase in Canadian/US exchange rates may impact future dividend payments to shareholders and the value of ARC’s reserves as determined by independent evaluators.
Changes in Income Tax Legislation
In the future, income tax laws or other laws may be changed or interpreted in a manner that adversely affects ARC or its shareholders. Tax authorities having jurisdiction over ARC or its shareholders may disagree with how ARC calculates its income for tax purposes to the detriment of ARC and its shareholders.
Changes in Government Royalty Legislation
Provincial programs related to the crude oil and natural gas industry may change in a manner that adversely impacts shareholders. ARC currently operates in British Columbia, Alberta and Saskatchewan, all of which have different royalty programs that could be revised at any time. Future amendments to royalty programs in any of ARC’s operating jurisdictions could result in reduced cash flow and reduced dividend payments to shareholders.
In 2016, the provincial government of Alberta announced the key highlights of a proposed Modernized Royalty Framework ("MRF") that came into effect on January 1, 2017. The MRF is discussed in this MD&A under the heading "Royalties." The changes are not expected to have a material impact on ARC's results of operations and ARC will evaluate the impact of the MRF on the Company’s expected results of operations and cash flows as more details are released.
Environmental Concerns and Changes in Environmental Legislation
The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of ARC or its working interests. Such legislation may be changed to impose higher standards and potentially more costly obligations to ARC. Furthermore, Management believes the federal government appears to favor new programs for environmental laws and regulation, particularly in relation to the reduction of emissions, and there is no assurance that any such programs, laws or regulations, if proposed and enacted, will not contain emission reduction targets which ARC cannot meet. Financial penalties or charges could be incurred as a result of the failure to meet such targets. In particular there is uncertainty regarding the Federal Government’s Regulatory Framework for Air Emissions (“Framework”), as issued under the Canadian Environmental Protection Act.
In the fourth quarter of 2015, the provincial government of Alberta released its Climate Leadership Plan which will impact all consumers and businesses that contribute to carbon emissions in Alberta. The Climate Leadership Plan is discussed in this MD&A under the heading "Environmental Initiatives Impacting ARC."
The use of fracture stimulations has been ongoing safely in an environmentally responsible manner in western Canada for decades. With the increase in the use of fracture stimulations in horizontal wells there is increased communication between the oil and natural gas industry and a wider variety of stakeholders regarding the responsible use of this technology. This increased attention to fracture stimulations may result in increased regulation or changes of law which may make the conduct of ARC’s business more expensive or prevent ARC from conducting its business as currently conducted. ARC focuses on conducting its operations in a safe, responsible and transparent manner in the communities in which its people live and work.
Acquisitions
The price paid for acquisitions is based on engineering and economic estimates of the potential reserves made by independent engineers modified to reflect the technical views of Management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of crude oil, natural gas, condensate and NGLs, future prices of crude oil, natural gas, condensate and NGLs, and operating costs, future capital expenditures and royalties and other government levies that will be imposed over the producing life of the reserves. Many of these

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factors are subject to change and are beyond the control of the operators of the working interests, Management and ARC. In particular, changes in the prices of and markets for crude oil, natural gas, condensate and NGLs from those anticipated at the time of making such assessments will affect the amount of future dividends and the value of the shares. In addition, all such estimates involve a measure of geological and engineering uncertainty that could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flow and dividends to shareholders.
Information Technology Systems
ARC utilizes a number of information technology systems for the administration and management of its business. If ARC's ability to access and use these systems is interrupted and cannot be quickly and easily restored then such event could have a material adverse effect on the Company. Furthermore, although ARC's information technology systems are considered to be secure, if an unauthorized third party is able to access the systems then such unauthorized access may compromise ARC's business in a materially adverse manner.
PROJECT RISKS
ARC manages a variety of small and large projects and plans to continue with the development of several capital projects throughout 2017. Project delays may impact expected revenues from operations. Significant project cost overruns could make a project uneconomic. ARC's ability to execute projects and market crude oil and natural gas depends upon numerous factors beyond its control, including:

•	availability of processing capacity;

•	availability and proximity of pipeline capacity;

•	availability of storage capacity;

•	supply of and demand for crude oil and natural gas;

•	availability of alternative fuel sources;

•	effects of inclement weather;

•	availability of drilling, related equipment and resources;

•	unexpected cost increases;

•	accidental events;

•	changes in regulations; and

•	availability and productivity of skilled labour.
Because of these factors, ARC could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the crude oil and natural gas that ARC produces.
CONTROL ENVIRONMENT
Disclosure Controls and Procedures
As of December 31, 2016, an internal evaluation was carried out of the effectiveness of ARC’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that ARC files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by ARC in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation

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is accumulated and communicated to ARC’s Management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.
Internal Control over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of ARC’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The assessment was based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that ARC’s internal control over financial reporting was effective as of December 31, 2016. The effectiveness of ARC’s internal control over financial reporting as of December 31, 2016 has been audited by Deloitte LLP, as reflected in their report for 2016. No changes were made to ARC’s internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.
FINANCIAL REPORTING UPDATE
Future Accounting Policy Changes
In April 2016, the IASB issued its final amendments to IFRS 15 Revenue from Contracts with Customers, which replaces IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers. The standard requires an entity to recognize revenue to reflect the transfer of goods and services for the amount it expects to receive, when control is transferred to the purchaser. Disclosure requirements have also been expanded. The standard is required to be adopted either retrospectively or using a modified retrospective approach for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 15 will be applied by ARC on January 1, 2018. The Company has created a project plan and is currently in the process of reviewing its various revenue streams and underlying contracts with customers to determine the impact, if any, that the adoption of IFRS 15 will have on its financial statements, as well as the impact that adoption of the standard will have on disclosure.
In July 2014, the IASB completed the final elements of IFRS 9 Financial Instruments. The standard supersedes earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value and replaces the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. For financial liabilities, IFRS 9 retains most of the requirements of IAS 39; however, where the fair value option is applied to financial liabilities, any change in fair value resulting from an entity’s own credit risk is recorded in OCI rather than the statement of income, unless this creates an accounting mismatch. The Company anticipates that adoption of IFRS 9 will result in changes to the classification of the Company’s financial assets but will not change the classification of the Company’s financial liabilities. The Company does not anticipate any material changes in the carrying values of the Company’s financial instruments as a result of the adoption of IFRS 9. In addition, IFRS 9 introduces a new expected credit loss model for calculating impairment of financial assets, replacing the incurred loss impairment model required by IAS 39. ARC does not anticipate that the new impairment model will result in material changes to the valuation of its financial assets on adoption of IFRS 9. IFRS 9 also contains a new model to be used for hedge accounting. The Company does not currently apply hedge accounting to its risk management contracts and does not currently intend to apply hedge accounting to any of its existing risk management contracts on adoption of IFRS 9. The standard will come into effect for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. IFRS 9 will be applied on a retrospective basis by ARC on January 1, 2018.
In January 2016, the IASB issued IFRS 16 Leases, which replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15 Revenue from Contracts with Customers. The standard is required to be adopted either retrospectively or using a modified retrospective approach. IFRS 16 will be applied by ARC on January 1, 2019 and the Company is currently evaluating the impact of the standard on ARC's financial statements.

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Non-GAAP Measures
Throughout this MD&A, the company uses the term operating netback (“netback”) to analyze operating performance. This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities. ARC discloses netback both prior to realized hedging gains or losses and after the impacts of hedging are included. Realized gains or losses represent the portion of risk management contracts that have settled in cash during the period and disclosing this impact provides Management and investors with transparent measures that reflect how ARC's risk management program can impact netback metrics. Management feels that netback is a key industry benchmark and a measure of performance for ARC that provides investors with information that is commonly used by other crude oil and natural gas companies. This measurement assists Management and investors in evaluating operating results on a per boe basis to better analyze performance on a comparable basis. Netback is disclosed in Table 16 within this MD&A.
Forward-looking Information and Statements
This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy," and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: ARC’s financial goals under the heading “About ARC Resources Ltd.," ARC’s view of future crude oil, natural gas, condensate and NGLs pricing under the heading “Economic Environment,” ARC’s guidance for 2017 under the heading “Annual Guidance and Financial Highlights,” ARC’s risk management plans for 2017 and beyond under the heading “Risk Management,” ARC's view on the impact of the government of Alberta's recently announced Modernized Royalty Framework ("MRF") on ARC's results of operations under the heading "Royalties," ARC’s view as to the estimated future payments under the RSU and PSU Plan under the heading “Share-Based Compensation Plans – Restricted Share Unit and Performance Share Unit Plan, Share Option Plan, Deferred Share Unit Plan, and Long-term Restricted Share Award Plan,” the financing information relating to raising capital under the heading "Capitalization, Financial Resources and Liquidity," ARC's plans in relation to future dividend levels under the heading "Dividends," ARC’s estimates of normal course obligations under the heading “Contractual Obligations and Commitments,” and a number of other matters, including the amount of future asset retirement obligations, future liquidity and financial capacity, future results from operations and operating metrics, future costs, expenses and royalty rates, future interest costs, and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.
The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third-party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's crude oil and natural gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's AIF).
The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd.	49

GLOSSARY
The following is a list of abbreviations that may be used in this MD&A:
Measurement
bbl        barrel
bbl/d        barrels per day
Mbbls        thousand barrels
MMbbls        million barrels

boe (1)        barrels of oil equivalent
boe/d (1)        barrels of oil equivalent per day
Mboe (1)        thousands of barrels of oil equivalent
MMboe (1)    millions of barrels of oil equivalent

Mcf        thousand cubic feet
Mcf/d        thousand cubic feet per day
MMcf        million cubic feet
MMcf/d        million cubic feet per day
Bcf        billion cubic feet

MMBtu        million British Thermal Units
GJ        gigajoule

(1)
ARC has adopted the standard of 6 Mcf:1 bbl when converting natural gas to boe. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf per barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

Financial and Business Environment
ARO            asset retirement obligations
CGU            cash-generating unit
COGE Handbook        The Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum
Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy &
Petroleum
DD&A            depletion, depreciation and amortization
DRIP            Dividend Reinvestment Plan
DSU            Deferred Share Unit
E&E            exploration and evaluation
GAAP            generally accepted accounting principles
G&A            general and administrative
IAS            International Accounting Standard
IASB            International Accounting Standards Board
IFRS            International Financial Reporting Standards
LTRSA            Long-term Restricted Share Award
MSW            Mixed Sweet Blend
NGLs            natural gas liquids
NYMEX            New York Mercantile Exchange
PP&E            property, plant and equipment
PSU            Performance Share Unit
RSU            Restricted Share Unit
SDP            Stock Dividend Program
WTI            West Texas Intermediate

ARC Resources Ltd.	50

ANNUAL HISTORICAL REVIEW

For the year ended December 31
($ millions, except per share amounts)	2016	2015	2014	2013	2012
FINANCIAL
Sales of crude oil, natural gas, condensate, NGLs and other income	1,063.5	1,193.7	2,107.7	1,624.3	1,389.4
Per share, basic	3.03	3.51	6.66	5.21	4.67
Per share, diluted	3.03	3.51	6.64	5.21	4.67
Net income (loss)	201.3	(342.7)	380.8	240.7	139.2
Per share, basic	0.57	(1.01)	1.20	0.77	0.47
Per share, diluted	0.57	(1.01)	1.20	0.77	0.47
Funds from operations (1)	633.3	773.4	1,124.0	861.8	719.8
Per share, basic	1.80	2.27	3.55	2.77	2.42
Per share, diluted	1.80	2.27	3.54	2.76	2.42
Dividends declared	228.2	410.5	380.2	374.0	357.4
Per share (2)	0.65	1.20	1.20	1.20	1.20
Total assets	5,990.5	5,932.2	6,325.5	5,736.0	5,627.1
Total liabilities	2,505.7	2,543.7	2,773.7	2,339.9	2,230.4
Net debt outstanding (3)	356.5	985.1	1,255.9	1,011.5	745.6
Weighted average shares	350.9	340.5	316.6	311.5	297.2
Weighted average shares, diluted	351.3	340.5	317.2	311.9	297.2
Shares outstanding, end of period	353.3	347.1	319.4	314.1	308.9
CAPITAL EXPENDITURES
Geological and geophysical	12.4	15.9	17.6	19.2	31.8
Drilling and completions	227.0	361.2	660.0	568.4	429.8
Plant and facilities	210.6	162.0	261.4	267.7	131.6
Other	3.4	2.5	6.5	4.6	5.3
Total capital expenditures	453.4	541.6	945.5	859.9	598.5
Undeveloped land purchased at Crown land sales	2.7	6.7	62.3	14.3	9.5
Total capital expenditures including undeveloped land purchases	456.1	548.3	1,007.8	874.2	608.0
Acquisitions	172.9	14.4	73.5	36.4	36.5
Dispositions	(705.4)	(88.8)	(39.3)	(89.8)	(4.1)
Total capital expenditures and net acquisitions	(76.4)	473.9	1,042.0	820.8	640.4
OPERATING
Production
Crude oil (bbl/d)	31,510	32,762	36,525	32,784	31,454
Condensate (bbl/d)	3,626	3,430	3,667	2,251	2,217
Natural gas (MMcf/d)	475.6	444.9	406.1	349.4	342.9
NGLs (bbl/d)	4,274	3,819	4,518	2,811	2,728
Total (boe/d)	118,671	114,167	112,387	96,087	93,546
Average realized prices, prior to hedging
Crude oil ($/bbl)	50.34	53.53	90.64	88.90	82.03
Condensate ($/bbl)	50.98	53.84	93.81	94.13	92.63
Natural gas ($/Mcf)	2.23	2.88	4.76	3.45	2.62
NGLs ($/bbl)	13.85	10.70	39.45	36.25	38.11
Oil equivalent ($/boe)	24.35	28.57	51.31	46.31	40.50
RESERVES (company gross) (4)
Proved plus probable reserves
Crude oil and NGLs (mbbl)	195,500	199,826	192,489	194,064	185,548
Natural gas (bcf)	3,247.4	2,922.1	2,881.6	2,638.8	2,528.6
Total (mboe)	736,733	686,851	672,748	633,864	606,982
TRADING STATISTICS ($, based on intra-day trading)
High	24.94	25.87	33.68	29.95	26.25
Low	14.43	15.39	22.70	23.12	18.36
Close	23.11	16.70	25.16	29.57	24.44
Average daily volume (thousands)	1,760	1,832	1,344	1,064	1,356

(1)	Refer to Note 15 "Capital Management" in the financial statements and to the section entitled "Funds from Operations" contained within this MD&A.

(2)	Dividends per share are based on the number of shares outstanding at each dividend record date.

(3)	Refer to Note 15 "Capital Management" in the financial statements and to the section entitled "Capitalization, Financial Resources and Liquidity" contained within this MD&A.

(4)	Company gross reserves are the gross interest reserves before deduction of royalties and without including any royalty interests.

ARC Resources Ltd.	51

QUARTERLY HISTORICAL REVIEW

($ millions, except per share amounts)	2016				2015
FINANCIAL	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales of crude oil, natural gas, condensate, NGLs and other income	331.8	265.6	234.9	231.2	285.9	279.5	321.7	306.6
Per share, basic	0.94	0.76	0.67	0.66	0.83	0.82	0.95	0.92
Per share, diluted	0.94	0.75	0.67	0.66	0.83	0.82	0.94	0.92
Net income (loss)	167.0	28.3	(58.1)	64.1	(55.0)	(235.0)	(51.0)	(1.7)
Per share, basic	0.47	0.08	(0.17)	0.18	(0.16)	(0.69)	(0.15)	(0.01)
Per share, diluted	0.47	0.08	(0.17)	0.18	(0.16)	(0.69)	(0.15)	(0.01)
Funds from operations (1)	188.5	153.0	141.7	150.1	200.7	174.9	206.3	191.5
Per share, basic	0.53	0.44	0.40	0.43	0.58	0.51	0.61	0.57
Per share, diluted	0.53	0.44	0.40	0.43	0.58	0.51	0.61	0.57
Dividends declared	52.9	52.9	52.5	69.9	103.8	103.0	102.1	101.6
Per share (2)	0.15	0.15	0.15	0.20	0.30	0.30	0.30	0.30
Total assets	5,990.5	5,968.4	5,891.1	5,893.7	5,932.2	6,072.4	6,346.0	6,588.8
Total liabilities	2,505.7	2,622.3	2,547.0	2,466.1	2,543.7	2,578.3	2,565.7	2,704.2
Net debt outstanding (3)	356.5	1,009.4	969.3	868.4	985.1	981.1	878.1	950.5
Weighted average shares	352.8	351.7	350.5	348.7	345.6	342.8	340.4	333.2
Weighted average shares, diluted	353.5	352.3	350.5	348.9	345.6	342.8	340.4	333.2
Shares outstanding, end of period	353.3	352.2	351.1	349.8	347.1	344.2	341.5	339.3
CAPITAL EXPENDITURES
Geological and geophysical	1.8	3.5	4.3	2.8	2.5	8.0	3.1	2.3
Drilling and completions	89.1	59.0	55.7	23.2	108.5	117.9	51.8	83.0
Plant and facilities	65.9	59.8	52.2	32.7	37.3	37.8	43.2	43.7
Administrative assets	2.4	0.2	0.4	0.4	1.2	0.5	0.3	0.5
Total capital expenditures	159.2	122.5	112.6	59.1	149.5	164.2	98.4	129.5
Undeveloped land	2.7	—	—	—	4.6	0.6	0.1	1.4
Total capital expenditures, including undeveloped land purchases	161.9	122.5	112.6	59.1	154.1	164.8	98.5	130.9
Acquisitions	14.6	31.6	111.6	15.1	0.3	—	14.1	—
Dispositions	(702.1)	(0.3)	(3.0)	—	(42.2)	(20.7)	(14.9)	(11.0)
Total capital expenditures, land purchases and net acquisitions and dispositions	(525.6)	153.8	221.2	74.2	112.2	144.1	97.7	119.9
OPERATING
Production
Crude oil (bbl/d)	29,885	29,642	31,702	34,852	33,899	29,397	31,958	35,851
Condensate (bbl/d)	3,767	3,562	3,733	3,442	3,631	3,361	3,139	3,591
Natural gas (MMcf/d)	478.4	466.7	467.5	489.7	469.1	425.1	426.0	459.6
NGLs (bbl/d)	4,220	4,221	4,336	4,319	3,523	3,653	3,795	4,314
Total (boe/d)	117,611	115,205	117,695	124,224	119,243	107,261	109,900	120,354
Average realized prices, prior to hedging
Crude oil ($/bbl)	59.20	52.43	52.80	38.64	49.24	52.43	64.49	48.73
Condensate ($/bbl)	58.97	50.81	51.20	42.07	49.80	53.00	64.84	49.12
Natural gas ($/Mcf)	3.10	2.35	1.39	2.05	2.59	3.03	2.88	3.05
NGLs ($/bbl)	20.77	12.67	13.60	8.42	10.73	5.68	9.53	16.07
Oil equivalent ($/boe)	30.29	25.03	21.87	20.39	26.01	28.22	32.10	28.20
TRADING STATISTICS
($, based on intra-day trading)
High	24.94	24.08	23.35	20.16	22.49	21.98	25.60	25.87
Low	21.55	20.87	17.43	14.43	15.39	15.57	21.01	20.75
Close	23.11	23.73	22.11	18.89	16.70	17.64	21.40	21.76
Average daily volume (thousands)	1,493	1,288	1,869	2,394	2,224	1,736	1,424	1,944

(1)	Refer to Note 15 "Capital Management" in the financial statements and to the section entitled "Funds from Operations" contained within this MD&A.

(2)	Dividends per share are based on the number of shares outstanding at each dividend record date.

(3)	Refer to Note 15 "Capital Management" in the financial statements and to the section entitled "Capitalization, Financial Resources and Liquidity" contained within this MD&A.

ARC Resources Ltd.	52